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Exhibit 99.1

Annual Report and Accounts 2002 Brands and People

Contents

1	Highlights
4	Chairman's statement
5	Our strengths
15	Operating and financial review
25	Corporate social responsibility
28	Board of directors
29	Statement of directors' responsibilities and board committees
30	Directors' report
32	Corporate governance
34	Remuneration report
43	Independent auditor's report
44	Accounting policies
46	Group profit and loss account
47	Group balance sheet
48	Group cash flow information
49	Group statement of total recognised gains and losses
50	Parent company balance sheet
51	Notes to the accounts
78	Five year review
80	US GAAP reconciliation
85	Principal subsidiaries and associates
86	Investor information
88	Glossary

Cautionary statement regarding forward-looking information:
Some statements in this Annual Report contain "forward-looking" statements as defined in Section 21E of the United States Securities Exchange Act of 1934. They represent our expectations for our business, and involve risks and uncertainties. You can identify these statements by the use of words such as "believes", "expects", "may", "will", "should", "intends", "plans", "anticipates", "estimates" or other similar words. We have based these forward-looking statements on our current expectations and projections about future events. We believe that our expectations and assumptions with respect to these forward-looking statements are reasonable. However, because these forward-looking statements involve known and unknown risks, uncertainties and other factors which are in some cases beyond our control, our actual results or performance may differ materially from those expressed or implied by such forward-looking statements.
Explanatory notes:
Net turnover is turnover excluding excise duty. Profit and normalised earnings are stated before goodwill and exceptional items which includes the benefit of the Mexican excise rebate. Organic growth comparisons exclude the contribution of acquisitions until they have been incorporated in the business for one full calendar year from the date of acquisition. Volumes are quoted in nine litre cases unless otherwise specified.

Highlights

Allied Domecq is a dynamic marketing-led brands company. We operate globally in the businesses of Spirits & Wine and Quick Service Restaurants.

	2002	2001	% growth

Turnover	£3,334m	£2,879m	16
Trading profit	£610m	£543m	12
Profit before tax	£480m	£453m	6
Normalised earnings per share	32.6p	31.0p	5
Basic earnings per share	36.8p	32.6p	13
Dividend	13.0p	12.1p	7
Marketing investment behind Spirits & Wine	£443m	£330m	34
Cash flow from operating activities	£760m	£423m	80

Profits and normalised earnings are stated before goodwill and exceptional items unless otherwise stated. The post tax benefit of the Mexican excise rebate for the year to 31 August 2002 was £138m and has been treated as an exceptional item. 2001 figures are (i) reclassified to provide a comparison for Mexican excise rebate treated as an exceptional item in 2002 and (ii) restated for deferred tax treatment under FRS 19.

Net turnover by business area%

Key performance indicators

Key points
 •  Investment to build sustainable future growth through continued improvement of operational effectiveness, innovation and acquisition

•  Organic profit growth (up 3%) in Spirits & Wine (total up 15%)
— Organic advertising and promotion up 21% (total up 35%)

•  Profit growth in Quick Service Restaurants (up 11%)
— Strong overall same store sales growth
— Dunkin' Donuts up 6% and Baskin-Robbins up 2%	Operational
effectiveness
 •  Improving operational effectiveness by:
— Addressing short term volume challenges
— Investing in the US supply chain improvement project, at a cost of £19m
— Increasing the focus on our people

•  Strong progress in enhancing our marketing capabilities:
— Consumer segmentation study
— New marketing campaigns for key brands

•  Underlying trading working capital improved by 7% (£110m)

 Innovation
 •  Successfully developing consumer-led innovation to drive growth
— Launch of new ready-to-drink products
— New cream liqueur
— Tia Lusso

 Acquisition
 •  Significantly strengthening the brand portfolio through targeted acquisition:
— Malibu
— Kuemmerling in Germany
— Bodegas y Bebidas, Spain's leading winemaker
— Mumm Cuvée Napa in California

•  Developed an international premium, branded wine business

•  Integration is on track

Comparative information here and in the Operating and financial review is based on constant exchange rates, excludes discontinued operations and has been restated for deferred tax treatment under FRS 19.	Normalised earnings per share pence Turnover £m Trading profit £m Operating cash flow £m

Chairman's statement

I am delighted to have joined the board of Allied Domecq PLC and I would like to thank Sir Christopher Hogg for the invaluable help he has given the company during his chairmanship.

Despite the uncertainty for the world economy, the company has continued to deliver growth in turnover and profits and, more importantly, has increased investment in its brands.

I'm happy to report that the business in the US has moved forward well following the management problems reported earlier in the year.

Richard Turner deserves our thanks for the excellent turnaround that has been achieved there.

Our acquisition of Kuemmerling in Germany and Bodegas y Bebidas in Spain are doing well and we are very pleased with the rapid and successful introduction of the Malibu brand into our portfolio as our ninth core brand.

We continue to give real focus to our eight core brands and this has been rewarded by volume growth in seven of them.

We are also giving increased attention to new brand development with some encouraging early results.

Good progress too has been made in our Quick Service Restaurants business with particularly strong improvements in our Dunkin' Donuts and Baskin-Robbins brands.

In all, I believe that Philip, his team and all the staff, deserve our thanks for all that they have achieved over the past year.

Gerry Robinson
Chairman

Our strengths

We are building on our strengths—delivering enhanced financial performance while improving the business to ensure further sustainable growth of our brands, profits and returns.

understanding the consumer

We know what our consumers want. We have spent 15 months and
£6m developing a world-class model for understanding their behaviour.

        investing in our people

        We are investing in recruitment, development and career planning and have continued to reinforce the link between performance and reward.

        perfecting the new

        Over the past 18 months we have developed a capacity for innovation and the implementation of fresh ideas that was previously beyond us—and have a pipeline of new drinks to prove it.

wines people want

We are successfully building and running an international
premium, branded wine business. We are concentrating
on the wines that the trade and consumers want.

understanding
        the consumer

  We know what our consumers want. We have spent 15 months and £6m developing a world-class model for understanding their behaviour. The information that we now have on who drinks what, when, and why, will underpin everything we do in advertising, promotions and new product development—to ensure that we invest in the right brand in the right market with ideas that create the highest value. With strategies now in place for all of our key brands and countries, we are putting the theory into practice to persuade consumers to buy our products in preference to those of our competitors.

Go play

All men like to play—young men in particular. Play games. Play hard. Boys and toys. In May, we put our improved consumer understanding behind a major campaign for Ballantine's, our biggest brand. In four months Go play was launched in over 50 countries with a package of activity which key customers have called world-class.

Investing in our brands

We're becoming a marketing-led company. We're spending more money—up 21% like for like—spending almost 60% of it on our nine core brands, and spending it more precisely and effectively. We are absolutely clear about what we need to do to create growth.

perfecting
        the new

  Over the past 18 months we have developed a capacity for innovation and the implementation of fresh ideas that was previously beyond us—and have a pipeline of new drinks to prove it. This year we launched new ready-to-drink products based on our brands in the Canadian, Mexican, Australian and American markets. In the US, for example, Sauza Diablo and Stolichnaya Citrona, are the perfect match of brand and market. Innovation is also a key part of our Quick Service Restaurants' business, with exciting new products for Dunkin' Donuts, Baskin-Robbins and Togo's.

                                Tia Lusso

        There was a need. Tia Lusso meets it. This new product brings together our consumer insights, our brand and country strategies, our innovation process and the experience of our marketing team. It has already been launched in nine countries, and we will be investing heavily behind it over the next 18 months.

                                Dunkin' Donuts

        Almost 20% of Dunkin' Donuts' turnover comes from products that we didn't even offer five years ago such as bagels and iced coffee Coolatas. Today we sell one in five of all the bagels in America. Dunkin' is the number one Quick Service Restaurant for sales of regular coffee. And donuts. And muffins.

investing in
        our people

  It's a simple enough equation: growth in shareholder value equals the brands that you have at your disposal plus the capabilities of your organisation. As a brand company we're developing our capabilities by developing our people. They are the means by which we carry out our business strategy. We are investing in recruitment, development and career planning. We have continued to reinforce the link between performance and reward, so compensation is aligned with business targets and shareholder interests.

Understanding our people

This year we carried out a global employee opinion survey. The response rate was phenomenal: more than 80%. Of course not everything is perfect but satisfaction levels were as high as 90%. Employees' levels of commitment to the organisation are astounding: they have a passion for it.

Rewarding performance

We're creating a performance culture which focuses not just on what we do, but how we do it. Measurement will be against our six core values in the imagery below. These have been developed by asking our employees: what sort of company would you like to work for? They said one which is unified, diverse, passionate, accountable, committed to learning—and fun.

wines
    people want

  We are successfully building and running an international business in premium, branded wines. It's a growing sector of the drinks industry. We have bought the companies we wanted, with a mix of international businesses like no other. We have a sensible strategy that we are implementing and the results are good.

  Using consumer insight work tailored specifically to wine, we try to understand what people want to drink and when—the time of day or the time of life. We are concentrating on the wines that the trade and consumers want.

Market focus

The US is the largest premium wine market in the world. Yet only 20% of American adults have ever drunk wine. The opportunities are significant, and imports are growing strongly. This year we have set up specialist sales and marketing organisations in the US and the UK—markets which together consume one third of the world's premium wine.

A new team

Wine is different. So we established a new wine team to provide the right level of focus. We share the same back-office, but in front of the customer, there's an enormously experienced new team mixing proven internal skills with the best people from outside. Our champagne brands bring excellent on-premise teams to help drive where and how we are seen.

Operating and financial review

We have achieved profit growth while investing to build sustainable growth through continued improvement of operational effectiveness, innovation and acquisition. Philip Bowman, Chief Executive
New campaigns were launched for Stolichnaya and Ballantine's.

Key business drivers

We have achieved profit growth while continuing to invest in sustainable future growth, focusing our investment on:

•  Further aggressive management of our existing asset base particularly through increased and more targeted marketing;

•  Launching consumer-led innovation; and

•  Enhancing the growth profile of our portfolio through acquisition in both spirits and wine.

 Marketing-led business

In our drive to become a truly marketing-led company, we have changed our approach to understanding the consumer. We have committed £6m across ten countries to develop a new modal approach to consumer segmentation, which is enabling us to predict better consumers' choice of drink and brand. This work has given us the marketing tools to determine strategies for 11 brands and country strategies for our ten largest markets. This provides a rigorous basis to support our investment decisions across our whole portfolio. We are developing the creative work that brings the brands to life and identifying the most effective media to reach our target consumers with integrated campaigns—from television and cinema commercials to on-trade promotions and parties.

 Consumer-led marketing

We are now delivering exciting new marketing campaigns for key brands. During the year we launched an integrated marketing campaign behind Ballantine's—"Go play"—which is a significant departure from traditional whisky marketing. Our fully integrated through-the-line campaign was launched in May in over 50 countries. Stolichnaya in the US saw a significant increase in investment with "See what unfolds". Our latest major marketing campaign for Kahlúa—"Unleash it"—is being launched in six countries through a wide range of media from television and cinema to outdoor and radio.

 Innovation

We are delivering a programme of innovation. We launched ready-to-drink products including two in the US—Stolichnaya Citrona and Sauza Diablo. These have been developed through a commercial partnership with Miller. As the market develops, both parties will explore together further opportunities to extend the range of ready-to-drink beverages via our portfolio of spirits brands. We also launched a major innovation to the Tia Maria brand. Tia Lusso is a new light cream liqueur that has been rolled out to nine markets, with sales exceeding our launch expectations.

Normalised earnings per share pence	Spirits & Wine revenue £m	Spirits & Wine trading profit £m	Spirits & Wine advertising and promotion £m

Growth through acquisition

The future growth profile of our spirits portfolio has improved through the acquisition of Malibu, a leading international spirits brand. The brand will become our ninth core and the third most profitable in our portfolio with a dynamic growth profile. Our wine business has been enhanced through the addition of Bodegas y Bebidas and Mumm Cuvée Napa. We have set out clear plans to build a sustainable wine business that will deliver good returns and bring best value to the trade and the consumer. We are now delivering against these plans.

Summary

At constant exchange rates, turnover was up 19% to £3,334m in the period and trading profit increased by 14% to £610m. Organic trading profit grew by 5% to £557m. Normalised profit before tax grew by 6% to £480m.

We have delivered these results through the growth of Spirits & Wine gross margin and the continued improved performance of our Quick Service Restaurants business. At the same time, we have increased advertising and promotion by 35% (21% for organic businesses), invested in reduced US trade inventories at a pre-tax cost of £19m and absorbed a £16m increase in pension costs.

We have maintained earnings growth with a 5% improvement in normalised earnings per share to 32.6p per share. Acquisitions during the period diluted normalised earnings per share by 0.8p, of which 0.5p related to Malibu and its financing through debt and equity. Excluding this dilution, normalised earnings per share grew by 8%.

The directors are recommending a final dividend of 8.1p per share giving a total for the year of 13.0p per share, an increase of 7%. This is in line with our policy for the annual dividend to be covered approximately 2.5 times.

Outlook

The results for the first month of the new financial year have been in line with our expectations. We expect to continue to grow earnings benefiting from the contribution of our recent acquisitions while continuing to invest strongly in the business as we support new campaigns for our core brands and drive our programme of innovation.

The addition of Malibu as our ninth core brand will enhance the growth profile of the portfolio.

Spirits & Wine

	Total		Organic
	2002	Growth	2002	Growth

• Trading profit	£516m	15%	£463m	3%
• Net turnover	£2,380m	25%	£2,044m	7%
• Advertising and promotion	£443m	35%	£396m	21%

We have grown both profits and turnover of our Spirits & Wine business through organic growth and acquisition. Before the benefit of acquisitions, gross margin increased by £144m. This is partly offset by increased advertising and promotion (£69m) and the combined impact (£62m) of overheads and a decline in other income, driven primarily by higher pension costs, investment in new systems, US listing costs and investment in ready-to-drinks. Acquired businesses increased gross margin by £152m, advertising and promotion investment by £47m and overheads by £52m.

The organic gross margin increase of 13% (£144m) has been driven through enhanced mix (£86m) in Asia Pacific and North America, increased pricing (£25m), particularly in Latin America and volumes (£24m) in Asia Pacific and Europe.

A review of Spirits & Wine brand performance is on page 14 and a regional review of performance is given on page 17.

Quick Service Restaurants trading profit £m	Quick Service Restaurants distribution points

Quick Service Restaurants

•
Trading profit up 11% to £78m

•
System-wide sales growth of 9%

•
US same store sales growth in Dunkin' Donuts of 6% and Baskin-Robbins of 2%

•
Number of combination stores up 31%

Profit growth in our Quick Service Restaurants business has been driven by growth in same store sales and the contribution from new stores.

Dunkin' Donuts has delivered another good year of growth outpacing the overall QSR industry with system-wide sales up by 10% and same store sales up 6% in the US. The brand also achieved a 4% increase in distribution points. The restructuring of the Baskin-Robbins franchise arrangements has continued to grow system-wide sales by 6% and US same store sales by 2%. Baskin-Robbins has benefited from a promotional tie-in with the animated film "Spirit: Stallion of the Cimarron" which has driven sales of the Spirit flavours—"Wild 'N Reckless" and "S'more". In addition, the highly publicised "Free Scoop Nights" have continued to drive brand awareness. Togo's has successfully increased the number of distribution points by 10% to grow system-wide sales by 1%. A new advertising campaign—"Legend of Togo's"—has been launched to increase awareness of the Togo's brand and increase system-wide sales.

Innovation has long been an important part of QSR's growth strategy with new products being developed across the brand portfolio. Dunkin' Donuts is now the number one player in the QSR bagel category with 19% share of the US market and its Coffee Coolatta is number two in the QSR iced and frozen slushy category. Baskin-Robbins has developed triple-layer shakes, "hot treats" and a variety of new exotic flavours including "Wild amazon", "Turkish delight" and "African safari". Togo's has widened its range of sandwich offerings with better quality bread and new toasted products.

Our strategy of multibranded combination stores continues to be a driver of growth in new store openings with a 31% increase in the number of combination stores to over 800. There are now 74 combination stores that offer all three of our Quick Service Restaurant brands. This strategy is based on our brands' complementary daypart offering and brings significant benefits to our franchisees through improved scale and operating efficiencies, along with increased choice for consumers.

Spirits & Wine brand performance

Total Spirits & Wine volumes and net turnover increased by 26% and 25% respectively, driven by acquisitions. Before acquisitions, net turnover grew 7% on flat volumes. We have achieved a significant improvement in performance in the second half through a focused approach to our key brand market combinations and the positive actions we have taken in our US business. Overall organic volumes grew by 4% in the second half compared with a 3% decline in the first half.

Spirits & Wine net turnover £m	Spirits & Wine advertising and promotion £m	Spirits & Wine net brand contribution £m

Spirits & Wine volume and net turnover growth

	Including impact of US destock			Excluding impact of US destock
	Volume million cases	Volume growth %	Net turnover growth %	Volume growth %	Net turnover growth %

Ballantine's	5.7	4	11	4	11
Beefeater	2.3	3	2	4	4
Canadian Club	2.2	2	(8)	7	(2)
Courvoisier	1.0	8	8	9	8
Kahlúa	3.1	(9)	(9)	(5)	(3)
Maker's Mark	0.4	10	16	10	16
Sauza	1.9	10	19	10	20
Tia Maria	0.8	13	14	13	14
Core brands	17.4	2	6	4	8
Malibu	0.5	—	—	—	—
Local market leaders	11.4	(1)	12	0	13
Local market leader acquisitions	1.0	—	—	—	—
Premium wine	2.2	7	10	10	12
Premium wine acquisitions	10.7	—	—	—	—
Other wine	7.0	10	11	10	11
Other spirits	13.3	(1)	7	(1)	7
Other Spirits & Wine brands	20.3	2	8	3	8

Total (including acquisitions)	63.5	26	25	27	26

Note:
The volumes of Stolichnaya Citrona and Sauza Diablo are not included in this table.

Mumm is marketed in over 100 countries and is well known for its association with Formula One motor racing and premier yachting events.

We are investing more heavily in our organic business with a 21% increase in advertising and promotion supporting the enhanced brand activation work we have developed. The main focus for this investment is Ballantine's in over 50 markets, Mumm and Perrier Jouët in US and UK, Stolichnaya in the US, Imperial whisky in South Korea, the launch of Tia Lusso in nine markets and the development of new ready-to-drink products. Over the past 18 months, we have enhanced our marketing capabilities through detailed consumer insight research, country and marketing strategies and exciting new creative work. We now have the consumer-led initiatives and marketing tools to target this increased investment to drive sustainable future growth.

We launched Stolichnaya Citrona and Sauza Diablo which have performed well in market research with target consumers. To the end of August, our partnership with Miller had invested $40m behind these brands to drive sales of 270,000 cases on an equivalent servings basis. We have achieved good awareness of these brands through extensive advertising and on-premise sampling which in turn will benefit the equity of the respective "mother brands" but distribution of these products has been disappointing. Since it is still early days for our products, our launch resulted in a small charge to the profit and loss account which is reflected as an associate in "Others". Our partnership with Miller has given us access to an efficient production and distribution asset base in order to gain access to any upside available from this category.

Tia Lusso, a new cream liqueur, was launched in nine markets this year, supported by a fully integrated media campaign.

The "House of Courvoisier" is a fully integrated campaign that continues to support good brand growth.

We manage our Spirits & Wine portfolio as four groups: core brands, local market leaders, premium wine and other Spirits & Wine brands. Brand performance is reviewed below under these categories.

The volumes of our core brands, excluding Malibu, grew by 2% and net turnover grew 6%, reflecting the improved second half performance across nearly all the brands. The core brand volumes were up 8% in the second half compared with a 3% decline in the first half. This has been achieved through a more focused approach on the key brand market combinations and improved trading in the US. The growth for the year has been affected by our destocking of the US supply chain announced in October 2001. Excluding the impact of the destock, volumes grew by 4% and net turnover grew by 8%.

We have also continued to invest strongly behind our core brands with an increase of 11% in advertising and promotion leaving the net brand contribution from our core brands up 1%. We acquired Malibu in May 2002 and this will join our core brands. It has performed well in the first three months of our ownership with a rapid and effective integration into our business. We have addressed trade loading issues and the brand continues to show good consumer growth trends.

Ballantine's volumes grew 4% and net turnover increased 11% on continued good performance in its key markets in Europe, Asia Pacific and duty free, particularly following the launch of the new campaign "Go play". Beefeater continued to perform well in Spain helping to offset a slower performance in the US to drive overall volumes up 3% and net turnover up 2%. The performances of both Kahlúa and Canadian Club have been held back by the US destock and by tougher trading conditions in the US during the first half. Canadian Club has shown improving consumption trends during the year and Kahlúa should benefit from the recent launch of a new campaign, "Unleash it". Courvoisier benefited from strong growth in both the UK and US markets particularly following the success of the track "Pass the Courvoisier" by Busta Rhymes and continued investment in the "House of Courvoisier" campaign in the US. The growth of Maker's Mark has continued with a 10% increase in volumes driven by strong consumer interest, good brand PR and advertising. Sauza volumes grew 10% benefiting from our investment inimproved tequila production and net turnover increased 19% also helped by improved price and mix. Tia Maria had a good Christmas in the UK and the launch of the new cream liqueur, Tia Lusso, helped to grow volumes and net turnover by 13% and 14% respectively.

The local market leader brands benefited from Stolichnaya in the US and the acquisition of Kuemmerling in Germany. As a result, total volumes from the local market leader brands grew 8% while net turnover and net brand contribution grew 29% and 27% respectively. Before acquisitions, total volume for this brand category fell by 1% largely reflecting a 12% volume decline in Mexican brandies. In spite of this decline, caused by excise duty increases in Mexico and the ongoing pressure of the informal spirits market, we successfully grew net turnover and net brand contribution of our Mexican brandies by 7% and 34% respectively. Strong performances by Stolichnaya in the US and Imperial in Korea helped to grow organic net turnover of the local market leaders by 12% and net brand contribution by 14%. We increased our organic advertising and promotion investment behind this category by 35%, mainly behind Stolichnaya and Imperial.

Sauza is the world's second largest tequila brand.	"Unleash It", a new marketing campaign for Kahlúa.

During the year, we established our premium wine business following recent acquisitions. Before the benefit of acquisitions, our wine business grew volumes by 7% and net turnover by 10% to drive net brand contribution up by 14%. A full review of the wine business including our recent acquisitions is provided in the regional review below.

The volumes for the rest of the Spirits & Wine portfolio grew by 2% while net turnover increased by 8% growing net brand contribution by 1%.

Market review—Spirits & Wine

The performance of our business is reviewed below by region.

Europe

Trading profit grew by 5% to £160m driven by good performances in Spain and the UK and through acquisition. Trading profit before acquisitions was down 4% held back by advertising and promotion, up 11%, on net turnover up 6%. This strong investment was principally behind the "Go play" campaign for Ballantine's and the launch of Tia Lusso.

Our business in Spain has again achieved further market share gains for Ballantine's and Beefeater, which grew volumes by 3% and 9% respectively. Centenario consolidated its position as category leader with a 12% increase in volumes and a 14% increase in net turnover. Advertising and promotion was increased in Spain behind Ballantine's, Beefeater, Whisky DYC and Malibu.

The increase in excise duty in January slowed first half volume growth with core brands up 3% which recovered to 8% growth in the second half.

The volume performance of Ballantine's outside of Spain was held back by weak market conditions, particularly in Germany but still managed to grow market share across Europe.

The UK business benefited from a good Christmas and strong performances for Teacher's, Courvoisier and Tia Maria. Over the year, Teacher's grew volumes by 12% gaining share in the off-trade. Courvoisier also gained share to become the number one selling cognac brand in the UK. Tia Maria also performed well, as well as benefiting from the launch of Tia Lusso.

We acquired Kuemmerling, a leading German bitters brand, at the beginning of the period. The integration has been accelerated, and is now almost complete, with all our German operations now in one location in Frankfurt. Kuemmerling has given us critical mass in Europe's largest spirits market providing a sound economic platform for our German business.

We are making good progress with the implementation of our major systems upgrade project in key European markets with systems live in France, Germany, Spain and parts of the UK, rolling out to other key European markets through to 2003. The project will significantly improve the availability and consistency of data across the region and will help drive enhanced performance.

North America

Trading profit grew 7% to £169m driven primarily by the contribution from acquisitions and mix improvements. On an organic basis, net turnover grew 4% on volumes up 1% leading to an increase in trading profit of 1%. Organic volumes grew by 3% in the second half compared with a 2% decline in the first half. This significant improvement in trading during the latter part of this financial year is a direct result of our positive actions. We have refined pricing by brand and by state, improved communications within the business, reviewed our deployment of our sales forces and re-aligned our advertising and promotion spend to improve its effectiveness. This has been achieved as part of our implementation of a new five year country strategy. Significant management changes were made including the appointment of a new president, Tom Wilen. In addition, a new organisational structure is being implemented that will allocate our resources closer to the market place and increase sales coverage. This will facilitate a better understanding of customers and consumers and further strengthen our relationships with distributors.

The supply chain re-engineering project that we announced in October 2001 has reduced wholesaler and retailer inventories in the US with a negative impact on trading profit of £19m, of which £2m related to the Wine region. Excluding the impact of the destock, organic trading profit grew 12%. The destock has resulted in a reduction in shipments compared with depletions of 0.5 million cases and has primarily affected Kahlúa, Beefeater, Canadian Club, Hiram Walker Liqueurs and Californian wine. The project is expected to continue in the year to August 2003 with afurther impact on trading profit of around £10m.

Allied Domecq's first major campaign for Stolichnaya, the US's premier Russian Vodka, breaks the mould for vodka campaigns. Featuring surreal colourful images of origami animals crafted from Stolichnaya labels, it invites consumers to "see what unfolds".

Stolichnaya continues to perform well, gaining share in the imported vodka category, helped by a new advertising campaign. Courvoisier, Maker's Mark and Sauza have all grown share during the year. Kahlúa, Canadian Club and Beefeater have been held back by the impact of the US destock and by the slower trading experienced at the beginning of the fiscal year.

Our objective is to work closely with our US distributors through a programme where we are the "partner of choice". We are focused on developing long term partnerships where we actively shape a sustainable model for both parties. The recent changes in the US distributor environment have created new opportunities that we are currently evaluating. Our US portfolio has been significantly enhanced through the recent acquisitions of Stolichnaya, Mumm and Perrier Jouët champagnes and Malibu and we shall continue to provide mutual benefit through our increasingly premium portfolio in our distributor relationships.

Latin America

Trading profit for the region was up 42% to £61m on net turnover up 12%. This improvement was driven by reduced production costs and the success of the "Yo brandy" promotion for our Mexican brandies that helped to grow their net turnover by 7% and net brand contribution by 34% in spite of falling volumes. Sauza volumes in the region have grown 14%, benefiting from our ongoing careful management of the supply of the key raw material, agave, and the production of tequila. We continue to manage supplies of Sauza between its major markets, the US and Mexico. The region also benefited from cost savings during the period. Advertising and promotion for the region increased by 27% particularly behind Sauza, Ballantine's and the introduction of a high energy ready-to-drink product, "Spirit".

During the period, we received compensation of £213m awarded by the Mexican Supreme Court. This was received through a combination of cash and offsetting of duties and taxes payable. The current estimate of excise duty rebate and related interest and inflation still to be received during the year to August 2003 is expected to be within a range of £30m to £50m.

We are making good progress with the integration of our new wine businesses, Bodegas y Viñedos Graffigna and Viñedos y Bodegas Sainte Sylvie, in Argentina. We will increase their export potential as part of our global wine strategy; this will address the current weak domestic trading conditions in Argentina. Profits from Brazil have been held back by the weak economic climate but Ballantine's and Teacher's continue to drive volume growth.

Asia Pacific

We have achieved strong growth of 20% in net turnover and trading profit. The profit growth has been driven by good performances across the region, particularly in South Korea, and has been achieved after a 57% increase in advertising and promotion investment principally behind Ballantine's and Imperial. Our South Korean business, Jinro Ballantines continues to show strong growth. Imperial, South Korea's number one premium whisky, and Ballantine's have been the key drivers of this growth in the region with volumes up 19% and 23% respectively. We launched a brand extension, Ballantine's Masters, which is progressing well and should benefit further from a new advertising campaign. Ballantine's 12 and 17 year old have established a strong presence in the premium aged whisky category.

Fundador continues to perform well in the Philippines with volumes up 15% and net turnover growth of 12%, helped particularly by Fundador Solera. Australia and New Zealand have reported strong results particularly with Kahlúa and ready-to-drink products. We achieved a rapid launch of Tia Lusso in Australia supported by marketing materials developed by the central marketing team for local application.

The global wine market has experienced strong revenue and profit growth, particularly in premium branded wines. We have developed an international portfolio of leading wine brands to extend our reach into new wine territories.

Wine region

For the first time our premium wine business is presented separately within the regional review. This business includes Bodegas y Bebidas, Montana, Mumm and Perrier Jouët champagnes and our enlarged US wine business including Buena Vista and Mumm Cuvée Napa. David Scotland was appointed in January to lead the wine business and has put together a strong team of wine experts from a number of leading wine companies. The wine business delivered a trading profit of £68m on wine volumes of 13 million cases which is in line with our plans. This includes the adverse impact of the US destock. Our plans support our key objective of achieving a return on investment above our weighted average cost of capital by August 2005 and exceed our target of 10% by August 2007. Montana's trading profit grew by 35% in spite of a year of significant change and a poor North Island harvest in 2001. This growth was achieved from both domestic and export sales. Bodegas y Bebidas continued its mix shift towards premium wine with a 7% growth in net brand contribution on volumes down 10%. Including the impact of the destock, our US wine business is holding volumes in a tougher market as it benefits from the strength of well recognised brands like Clos du Bois. Mumm Cuvée Napa was added to our US business in May and will further support the development of our premium branded wine business. Mumm and Perrier Jouët champagnes have shown significant growth during the year growing share in key markets. We have addressed the excess stocks following the millennium whilst maintaining premium price positions.

Global operations

We have continued to achieve improvements in productivity with an increase for Spirits & Wine of 3% (measured as cases produced per employee). This improvement has largely been achieved through increasing production volumes through key sites, particularly Ballantine's at Allied Distillers and Courvoisier at Jarnac. During the year, we completed a review of our distillation strategy in Scotland. As a result, we are investing £6m at our Strathclyde Distillery over the next 18 months and have closed our distillery at Dumbarton. One-off costs of £14m relating principally to the asset write-down of the balance sheet value of the distillery and site demolition and clearance costs have been charged as an exceptional item. The future cash benefits of this action will be approximately £3m per annum, initially reflected in the stock value of the grain whisky. We have completed our $25m investment to increase the distillation and warehousing capacity for Maker's Mark in Kentucky. We are also managing the transfer of Malibu production to our sites in Walkerville, Dumbarton and Jerez which will take place during the first half of the coming year.

Our duty free operations have shown a marked recovery following the downturn in travel experienced earlier in the year following September 11 and the economic recession in a number of markets. In particular, we have seen good growth in the Ballantine's super premium brands and a good performance from the US in the second half of the year. We have consistently increased our leadership position in the super premium Scotch in duty free. The recent additions to our portfolio, Malibu, our champagnes and Tia Lusso are all performing well in this channel.

Geographical analysis—Spirits & Wine trading profit

In line with previous statements, the trading profits of the Spirits & Wine regions shown in this review are on a management reporting basis at constant exchange rates, rather than on a statutory basis at each year's actual exchange rates, as shown in note 2 to the accounts.

Geographical analysis—Spirits & Wine trading profit

	2001				2002 Total		2002 Organic
	Reported 2001 £m	Market transfers £m	Foreign exchange £m	At 2002 exchange £m	2002 £m	Growth at 2002 exchange %	2002 £m	Growth at 2002 exchange %

Europe	142	7	3	152	160	5	146	(4)
North America	185	(27)	—	158	169	7	160	1
Latin America	46	—	(3)	43	61	42	61	42
Asia Pacific	59	—	(4)	55	66	20	66	20
Wine region	—	26	—	26	68	—	29	12
Others	26	(6)	(4)	16	(8)	—	1	—

Total	458	—	(8)	450	516	15	463	3

We have established a robust capital structure that gives us a sound foundation with competitive funding and flexibility. Graham Hetherington, Group Finance Director

The premium wine business has been presented separately within the regional analysis. The effect of the transfer of the US wine business from North America to premium wine and the shift of management responsibility for duty free from Others to Europe is shown in the market transfers column. "Others" include Global Operations (including profit from the sale of bulk whisky), standalone duty free operations and central costs not allocated to marketing regions. The losses arising from "Others" reflects increased pension costs and higher levels of investment in central advertising and promotion in areas such as consumer segmentation research and new product development including Stolichnaya Citrona and Sauza Diablo.

Investing in our people

During the year, we recruited a professional HR Director, Tom Brown, to reinforce our commitment to our people and their key role in harnessing the value from our brands. We continue to drive towards a performance-related culture through the sourcing of the best talent, development and aligning our rewards programme with the critical performance measures for the business.

Britannia Soft Drinks

The group's share of Britannia's profits for the year was £16m (2001: £13m).

Cash flow

Net cash flow from operating activities was £760m (2001: £423m) and free cash inflow increased to £211m (2001: £86m). This improvement was driven by increased profit and cash generation along with the benefit of the Mexican excise rebate (free cash flow benefit 2002: £128m; 2001: £47m).

Net debt increased by £724m during the year from £1,854m to £2,578m, the main outflows being the acquisitions of Kuemmerling (£125m), Bodegas y Bebidas (£199m) and Malibu (£555m). In addition, we paid £231m to the shareholders of Montana being the cash settlement of shares purchased in 2001. Underlying trading working capital, allowing for acquisitions and organic growth, has shown a 7% (£110m) improvement over last year.

Taxation

The normalised tax rate for the year has remained in line with last year's rate of 25%. Financial Reporting Standard 19—Deferred Tax was adopted resulting in a £53m balance sheet adjustment to August 2001. The overall tax rate for 2001 has not changed. The tax charge for 2002 contains a credit of £10m due to an adjustment to the estimated recoverable amount of a deferred tax asset in respect of tax losses arising in prior periods. We expect that the normalised rate for the next financial year will not exceed 25%.

Goodwill and exceptional items

Goodwill amortisation totalled £38m (2001: £12m) the increase being primarily due to the acquisitions of Mumm and Perrier Jouët champagnes and Montana.

During 2001, £47m received in respect of the Mexican excise award was reported in operating profit. The group has received £213m during 2002 which due to its size has been treated as exceptional operating income. In response to the receipt of this cash the group has undertaken to invest approximately £11m on social and community projects in Mexico.

Dunkin' Donuts is the US market share leader for Quick Service Restaurants in regular and flavoured hot coffee, donuts, bagels and muffins.

Net debt £m	Operating cash flow £m

Other exceptional costs this financial year include: £14m associated with the closure of the Dumbarton Distillery resulting from our review of distillery strategy; £23m for the one-off costs associated with the planned termination of an onerous land lease in California; and £36m for the acquisition integration programme.

In aggregate, the acquisitions over the last 18 months have served to create our premium wine business, to fill portfolio category gaps and to create critical mass in certain markets. In combination, these have been major transforming events for the business and, as a result, costs associated with acquisition integration are being treated as exceptional.

Treasury operations

The group treasury operates as a centralised service managing interest rate and foreign exchange risk and financing. The board agrees and reviews policies and financial instruments for risk management. We operate a prudent hedging policy. Business trading flows are netted by currency and hedged forward for up to 18 months using a combination of forward exchange contracts and purchased foreign exchange options.

The group has a natural hedge to the impact of fluctuations of the Euro on transaction costs from selling into and out of Eurozone.

The impact of foreign exchange movements on the translation of profits was negative, though not material, resulting principally from the depreciation of the US dollar in the last two months of the fiscal year. This was partially offset by the strengthening of the Euro.

Our balance sheet can be significantly affected by currency translation movements. Our policy is to match foreign currency debt in proportion to foreign currency earnings so as to provide a natural hedge for part of the translation exposure.

The amount of risk to any one counterpart is restricted according to credit rating. We continually monitor our exposure to our counterparties and their credit ratings.

Exposures to interest rate fluctuations on borrowings and deposits are managed by using interest rate swaps and interest rate options. It is our policy to keep between 50% and 70% of net debt at fixed rates of interest with a target of 60%.

At 31 August 2002, enterprise value gearing (net debt as a percentage of market capitalisation plus net debt) was 36%, compared with 30% at 31 August 2001.

In June 2002, a €600m seven year bond and a £250m 12 year bond were issued.

Pensions

In line with other companies, market and demographic dynamics over recent years have increased the cost of providing pensions. Allied Domecq has absorbed an increased pension profit and loss charge of £16m in the current year.

Recent stock market volatility has caused significant variation in the net pension liability when assessed under FRS 17. At 31 August 2002, the post tax deficit under this accounting standard was £336m compared with £25m at 31 August 2001. This compares with Allied Domecq's enterprise value of around £7bn.

In aggregate, the pension funds remain well funded and we do not anticipate having to materially increase Allied Domecq's cash contributions to the funds.

Corporate social responsibility

As one of the world's leading drinks and Quick Service Restaurant companies, our vision recognises the importance of social and environmental considerations at all levels of our business strategy.

We actively participate in benchmarking surveys by a number of organisations including the FT/BiE index, FTSE4Good, Dow Jones Sustainability Indexes, the World Index and STOXX.

"I take pride in our brands and the industry I work in. Actions undertaken by any part of this organisation that dilute either my sense of pride or create a negative view of the brands are unacceptable and will be corrected."
Kim Manley, Chief Marketing Officer

Beyond compliance

As one of the world's leading drinks and Quick Service Restaurant companies, our vision recognises the importance of social and environmental considerations at all levels of our business strategy. Sustainability in action for any multinational business is about understanding that economic goals are inextricably linked to environmental and social performance. Our aim is continual improvement in our social and environmental impacts.

We aim to make a positive contribution to the economic success of the communities in which we operate, to their social enrichment and long term environmental health. And we communicate the need to operate according to high ethical standards throughout the company.

But we believe we should be judged by what we do, not by what we say.

We have taken part in a number of surveys that measure our social footprint and are included in the FTSE4Good and the Dow Jones Sustainability indexes. We have led the drinks industry in the FT/BiE environmental index for the past three years.

Here we can include only the highlights of what we have done this year. More information is available on our website (www.allieddomecq.com).

Brands and consumers

We are proud of our brands and our industry, but readily acknowledge that alcohol is not just any other product. Whilst there are well known health benefits accruing from moderate consumption of alcohol, there are well known dangers resulting from excess or irresponsible consumption. We act responsibly in the marketing and promotion of our brands, to ensure that we are not contributing to the problem.

This year we published a new global marketing code that applies to all alcohol brands, in all markets. Some of its provisions go beyond national legislation. In every case we will abide by national laws and codes—but where our own standards are higher, we will apply them rigorously. We have communicated the requirements of the code to all in our marketing team and to the agencies they employ. Regional marketing directors are required to report annually on mechanisms they have in place for implementing the code and for ensuring compliance.

The code is published on our website. We welcome the views of our stakeholders on our achievement in maintaining the high standards that we set for ourselves.

Allied Domecq has also become the first major drinks company to use the power of its advertising to encourage sensible consumption of its brands. In 2002, we introduced spirits campaigns that carried messages recommending moderation, and which tie in to the total marketing message. Some examples are:

Ballantine's

"Go play, play in moderation"

Tia Lusso

"You just know to drink in moderation"

Sauza Diablo

"Don't ignore your inner voice, drink Sauza responsibly"

"The Allied Domecq website describes how we apply our environmental, health and safety standards around the world. Our record and performance can speak for themselves. I am delighted to support the principle of going beyond compliance to developing sustainable business practices throughout the group."
Richard Turner, President, Global Operations

Environmental management system
Number of sites accredited with ISO 14001

Environmental performance

We operate globally in sectors that allow us to build powerful, exciting brands. Wherever we are, we apply the same high standards of protection for our workforce, and respect for the environment.

A full account of our performance in these areas is published in the Environment section of our website.

The adoption of ISO 14001 as the global production standard has committed the business to making continual improvements in the way in which we manage the production process to minimise environmental impacts. Some 80% of the global business has plans and targets for water use improvements, waste reduction and energy efficiency.

As new businesses are acquired they are brought into the plan. For example over the next year we will be helping wine companies such as Bodegas y Bebidas to comply with group policy.

Workplace

Corporate social responsibility begins at home. In the same way that we have promoted global environmental standards, OHSAS 18001 is being implemented as the common health and safety standard for the business. By the end of 2002, 80% of the company worldwide will be accredited, including all of our major manufacturing sites in the US, Canada, Spain, Mexico, UK, Korea, France and Portugal.

All businesses in Allied Domecq have an alcohol policy. This ensures that employees are given balanced information about the impact of misusing alcohol on their own health and the potential consequences for them and their families. They also have confidential access to treatment if they have difficulty controlling their own drinking.

We have endorsed the United Nations Declaration on Human Rights and our policy on non-discrimination, respect for diversity and equal opportunities is given in full in the Corporate social responsibility report on our website.

Business integrity

Integrity is key to our relationship with all of our stakeholders. Just as we expect suppliers and contractors to uphold our standards for human rights, health, safety and environmental protection, they have the right to fair treatment in return.

All employees in Allied Domecq are given a copy of our Code of Business Conduct and are expected to abide by the spirit as well as the letter of the code. The principles of the code are in the Corporate social responsibility report on the website.

We encourage all local businesses to be active members of their communities. We do not have a central team allocating donations or giving support to charities as we believe that people at the local level are best placed to decide what is appropriate, within a global framework.

Our Quick Service Restaurants business is involved in many communities through active programmes with its franchisees. For example, Dunkin' Donuts has entered a relationship with Coffee Kids, a non-profit organisation helping families in coffee-producing regions of Mexico and Central America. We are currently developing an integrated strategy across all three Quick Service Restaurants that enables us to most benefit the communities in which we operate.

David Scotland has recently been given board responsibility for monitoring and shaping our community involvement and future reports will report on progress.

"The unanimous decision of the board to develop a culture of social responsibility throughout the whole organisation is an exciting development for the company. I am delighted to be the director responsible for making it happen. We will be known by our actions not words."
David Scotland, President, Wines

Board of directors

Gerry Robinson Non-Executive Chairman
Appointed a non-executive director and non-executive chairman of Allied Domecq in 2002. He is also a non-executive director of Granada and chairman of the Arts Council of England. He was formerly chairman of Granada and chairman of British Sky Broadcasting Group and ITN. Aged 53.

Philip Bowman Chief Executive
Joined the group in November 1998 as an executive director and was appointed chief executive in August 1999. He is also a non-executive director of British Sky Broadcasting Group and Burberry Group and a member of the UK Industrial Advisory Board of Alchemy Partners. He was formerly an executive director of Bass and chairman of Liberty. Aged 49.

Donald H Brydon
Joined the group as a non-executive director in 1997 and is chairman of Allied Domecq pension trusts. He is the senior non-executive director of Allied Domecq. He is a non-executive director of Amersham and also chairman of AXA Investment Managers. Aged 57.

Sir Ross Buckland
Joined the group as a non-executive director in 1998. He retired as chief executive of Uniq (formerly Unigate) in March 2001. He is also a director of Mayne Group, Goodman Fielder and Clayton Utz. Aged 59.

Graham C Hetherington
Joined the group in 1991. Joined Allied Domecq Spirits & Wine in 1995 and was appointed finance director of Allied Domecq Spirits & Wine in 1998. He became a director of Allied Domecq in June 1999 and was appointed group finance director in August 1999. Aged 43.

Peter A Jacobs
Joined the group as a non-executive director in 1998. He retired as chief executive of BUPA in 1998 and as chairman of Hillsdown Holdings in July 1999. He is also chairman of LA Fitness and WT (Holdings) and a non-executive director of Bank Leumi (UK) and of Health Quality Services. Aged 59.

David Malpas
Joined the group as a non-executive director in 1997. He retired as managing director of Tesco in 1997. He is also chairman of Dresdner Income Growth Investment Trust and a director of Wincanton. Aged 62.

David Scotland
Joined the group as a director of Allied Domecq Spirits & Wine in 1992 and appointed a director of Allied Domecq in 1995. He became president, Allied Domecq World Wines in 2002. He is also a non-executive director of Photo-Me International. Aged 54.

Richard G Turner
Joined the group in 1982. Appointed president, Global Operations of Allied Domecq Spirits & Wine in 1995. He was appointed a director of Allied Domecq in June 1999. Aged 53.

Leonard A Quaranto
General counsel and company secretary.

Statement of directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the company and the group and of the profit or loss for that year. In preparing those financial statements the directors are required to:

  •
  Select suitable accounting policies and then apply them consistently;

  •
  Make judgements and estimates that are reasonable and prudent;

  •
  State whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and

  •
  Prepare the financial statements on a going concern basis unless it is inappropriate to presume that the group will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the company and the group and to enable them to ensure that the financial statements comply with the Companies Act 1985. They have general responsibilities for taking such steps as are reasonably open to them to safeguard the assets of the group and to prevent and detect fraud and other irregularities.

Board committees

Audit committee

P A Jacobs (chairman)
D H Brydon
Sir Ross Buckland
A D Malpas
G J Robinson

Summary terms of reference: to assist the board in exercising its responsibilities for accounting, financial reporting and financial control and to keep the work of internal and external audit under review.

Remuneration committee

A D Malpas (chairman)
D H Brydon
Sir Ross Buckland
P A Jacobs
G J Robinson

Summary terms of reference: to set terms of employment, including remuneration, for directors and to consider candidates for appointment to the board.

Executive committee

This committee comprises mainly the executive directors.

Summary terms of reference: to formalise group strategy, run the day-to-day operations of the group, approve projects within capital expenditure limits delegated by the board and lead the management development process.

Financing committee

This committee comprises mainly the executive directors.

Summary terms of reference: to exercise the powers of the company concerning the financing of approved acquisitions and the refinancing of debt.

Directors' report

Director' report

The directors are pleased to present their Annual Report and Accounts for the year ended 31 August 2002.

Business review and future developments

The Chairman's statement and the Operating and financial review on page 3 and pages 14 to 23 provide a review of the business and likely future developments.

Acquisitions

Details of the acquisitions during the year are shown in note 25 of the accounts on pages 62 and 63.

Main trading activities

The group's main trading activities are the production, marketing and sale of Spirits & Wine and the franchising of Quick Service Restaurants.

Dividends

An interim dividend of 4.9p per share was paid on 26 July 2002 and the directors are pleased to recommend a final ordinary dividend of 8.1p per share, making a total for the year of 13.0p. The final dividend will be paid on 7 February 2003 to shareholders on the register on 10 January 2003.

Annual General Meeting

The AGM will be held on 4 February 2003 at Le Meridien Grosvenor House Hotel, Park Lane, London W1K 7TN. Details of the business to be considered at the AGM and the notice of meeting are included in the accompanying chairman's letter.

Share capital

Details of the company's share capital and options over the company's shares under the group's employee share plans are given in note 22 of the accounts on pages 60 and 61. As at 31 August 2002 the company had authority to purchase up to 10% of its ordinary shares. Shareholders' approval is being sought for the renewal of this authority.

Substantial interests

The company has been notified of the following disclosable interests in Allied Domecq ordinary shares:

AXA Sun Life Investment Management Limited	41,267,691 shares	(3.73%)
Suntory Limited	37,834,591 shares	(3.42%)
Scottish Widows Investment Partnership Limited	33,268,490 shares	(3.006%)

Employees

Allied Domecq operates a policy of equal opportunity and continues to give full and fair consideration to applications for employment made by disabled persons. Employees who become disabled will, wherever possible and practicable, be retained in employment and, where necessary, appropriate training will be provided.

Employees are encouraged to become shareholders in the company. Grants of options over a total of 8,110,144 shares were made to eligible employees under the company's employee share option plans during the year and rights were granted to employees under the company's share appreciation rights plan. The company launched a new Inland Revenue approved share incentive plan in the UK in February 2002 and the International SAYE Scheme was extended to employees in Korea during the year.

Communications and involvement

Considerable emphasis is placed by the group on communications with its employees. In addition to obtaining a comprehensive range of attitudes and views from employees through employee opinion surveys, group companies involve and consult them with regard to the activities and performance of their businesses and any matters of concern to them. It is normal practice to use formal joint consultative bodies locally for one-to-one and group meetings. Allied Domecq has a European Council which acts as a forum for Pan-European consultation and discussion.

Health, safety and welfare

The group recognises that occupational health and safety management is among one of our highest corporate responsibilities. A significant number of group companies have now established health and safety management systems based on OHSAS 18001 (Occupational Health and Safety Assessment Series) and have achieved, or are working towards, external certification. Further development of the group's audit processes has taken place over the past year and during 2003 we will again globally benchmark our health and safety activities in order to measure our impacts and further progress our targets and key performance indicators, towards our goal of continual improvement. The group's full health and safety report is now posted on the company's website at www.allieddomecq.com.

Research and development

The amount spent by the group on research and development during the period was £1m but this does not include the full cost of new product development.

Creditor payment policy

The company's policy, in relation to all of its suppliers, is to settle the terms of payment when agreeing the terms of the transaction, to ensure that suppliers are aware of the terms of payment and to abide by those terms provided it is satisfied that the goods or services were supplied in accordance with the agreed terms and conditions. The company does not follow any particular code or standard on payment practice. Creditor days have not been calculated as the company had no trade creditors at 31 August 2002. The company's invoices for goods and services are settled by subsidiaries acting as agents for the company.

Directors

The names and brief biographical details of the directors as at 28 October 2002 are given on page 26. During the year Todd Martin resigned from the group and Sir Christopher Hogg retired as a director; Gerry Robinson was appointed as a non-executive director. In accordance with the articles of association, Richard Turner, David Malpas, Donald Brydon and Gerry Robinson retire at the forthcoming AGM and offer themselves for election or re-election.

Political and charitable contributions

No political donations were made to EU political parties or organisations during the year. Charitable contributions in the UK totalled £108,000. In addition the Allied Domecq Trust gave £72,000 to charitable causes.

Auditor

KPMG Audit Plc has expressed its willingness to continue in office as auditor of the company. A resolution for the re-appointment of the auditor, at a rate of remuneration to be determined by the directors, will be proposed at the AGM.

By order of the board

Leonard A Quaranto
General counsel & company secretary
28 October 2002

Corporate governance

Introduction

The directors of Allied Domecq PLC are committed to the high standards of corporate governance set out in the Principles of Good Governance and Code of Best Practice, which together comprise the Combined Code appended to the Listing Rules of the Financial Services Authority. The directors are accountable to the shareholders for ensuring that these principles are understood and implemented throughout the company's operations and this statement describes the manner in which Allied Domecq PLC has applied the Principles and Provisions of the Code during the financial year.

Executive and non-executive directors

Executive directors are engaged on employment contracts subject to 24 months' written notice given by either party. Non-executive directors are appointed for three year terms and are generally limited to six years of service. In accordance with the company's articles of association, all directors are subject to election by shareholders at the first opportunity after their appointment, and to re-election thereafter at intervals of no more than three years. The non-executive directors' fee levels are determined by the board of directors, whilst the executive directors' salary levels are determined by the remuneration committee.

The remuneration policy and the terms and conditions of service of the executive and non-executive directors appear in the remuneration report on pages 32 to 37. As stated in that report, Allied Domecq is in compliance with Schedules A and B of the Combined Code relating to remuneration.

Organisation and functions of the board and key committees

The board is responsible for the overall direction, strategy, performance and management of Allied Domecq PLC. It is comprised of four executive directors and five non-executive directors. Throughout the financial year, the roles of chairman and chief executive officer have been held separately. The chairman is a non-executive director.

The board and its committees have formal terms of reference setting out their authorities and duties.

All board members have access to the advice and services of the general counsel & company secretary and, in accordance with agreed procedures, are also able to obtain independent professional advice as required at the company's expense.

On appointment, new directors are invited to participate in an external professional programme for directors and offered other appropriate training.

All of the non-executive directors bring a wide range of experience to the board and participate fully in decisions on key issues facing the group. All non-executive directors are considered by the board to be independent of management and free from any business or other relationship which could materially interfere with the exercise of independent judgement.

The board generally meets at least six times a year focusing on strategic issues and financial performance. The board has a formal schedule of matters reserved to it for decision and decisions are communicated widely throughout the Allied Domecq group of companies. Included within this formal schedule of matters is responsibility for the group's risk management strategy. All board members are provided with sufficient information on a timely basis in order to ensure their ability to discharge their duties.

The board of Allied Domecq Spirits & Wine Limited and the Quick Service Restaurants executive generally meet at least monthly. These groups, together with the executive committee of the board, formulate strategy and oversee day-to-day operations of the group, approve projects within capital expenditure limits delegated by the main board, and lead the management development process.

The board has established a number of committees, each of which has formal terms of reference. Membership of board committees is shown on page 27.

The board has not established a separate nomination committee. However, the duties normally undertaken by such committee have been delegated to the remuneration committee.

The remuneration committee is comprised of five non-executive directors responsible for determining the remuneration policy and the terms and conditions of service of the executive directors. It also reviews external appointments offered to executive directors. The committee generally meets at least three times per year. Committee members are not eligible for any share options, bonuses or pension entitlements. The committee has access to the services of independent advisers as required.

The audit committee monitors and reviews the system of financial and operational controls of the group. It also considers the group's compliance with the Combined Code and oversees the objectivity and effectiveness of the auditors. The committee is comprised of five non-executive directors. The committee can request the external auditors, executive directors and any other officers of the group to attend its meetings. Additionally, the group's internal and external auditors have direct access to the committee to raise any matters of concern. The committee is required to meet at least twice each year and met three times during the financial year ended 31 August 2002. The committee receives periodic reports summarising audit issues noted and corrective actions planned and reports from the internal audit function, the external auditors and management. It also reviews the provision of non-audit services to the group by the external auditors and, during the financial year, considered the group's disclosures related to its listing on the New York Stock Exchange. The responsibilities of the audit committee are currently being reviewed as part of the company's overall review of the implications of the Sarbanes-Oxley Act of 2002 enacted by US Congress on 30 July 2002.

Internal control

The Turnbull guidance for directors on internal control was issued in September 1999.

The board confirms that it has established a process that meets the Turnbull guidance. The process has been in place for the whole of the year to 31 August 2002 and, as part of this process, the board has received and reviewed regular reports during the year on internal control and risk and has reviewed the effectiveness of the group's system of internal control.

The board of directors has final responsibility for the system of internal control maintained by the group. The responsibility for establishing and operating detailed control procedures within each operating business lies with the operating board and local management. The approach to internal control is risk based, with risk management processes including an evaluation of the likelihood and impact of risks. This system provides reasonable, but not absolute, assurance against material loss and includes the safeguarding of assets, the maintenance of proper accounting records, the reliability of financial information, compliance with appropriate legislation, regulation and best practice, and the identification and mitigation of business risks.

Group and local management are responsible for the identification and evaluation of key applicable business, operational, compliance and financial risks. These risks are assessed on a continual basis, taking into account the overall risk environment, and may be associated with a variety of internal or external sources including control breakdowns, disruption in information systems, competition, natural catastrophe and regulatory requirements.

Group businesses participate in periodic strategic reviews which include consideration of long term financial projections and the evaluation of business alternatives. Operating units prepare annual budgets; performance against budget is actively monitored both at the level of the board of Allied Domecq Spirits & Wine Limited and the Quick Service Restaurants executive and the board, supported by regular forecasts.

A process of annual control self-assessment and hierarchical reporting provides for a documented and auditable trail of accountability from the local business unit to regional management to executive management. This process includes an internal control questionnaire which is completed for all business units and reviewed by regional management. The questionnaire is tailored by region to reflect the potential risks and the control environment of the region and each region has appointed a business risk champion to challenge, validate and collate the responses into regionally owned reports. These self-assessment tools provide for successive assurances at increasingly higher levels of management and, finally, to the board.

The process and the supporting documentation are reviewed by the internal auditors for completeness, accuracy and compliance with Combined Code requirements. Planned corrective actions, where applicable, are independently monitored for timely completion.

Through these mechanisms, risk assessment and internal control have been embedded in ongoing operations. Business performance is continually monitored, risks identified in a timely manner, their financial implications assessed, control procedures re-evaluated and corrective actions agreed and implemented.

Relations with shareholders

The board believes it is important to respond adequately to all the queries of both institutional and private shareholders. At the AGM shareholders are offered an opportunity to raise with the board and the respective committee chairmen any specific questions they have concerning the group. In addition, meetings are also held between individual directors and institutional shareholders at various times during the year. At the AGM the company indicates the number of proxy votes lodged on each resolution and the notices covering each AGM are sent to the shareholders at least 20 working days before the meeting.

Going concern

After making enquiries, the directors, at the time of approving the financial statements, have determined that there is reasonable expectation that the company and the group have adequate resources to continue operating for the foreseeable future. For this reason, the directors have adopted the going concern basis in preparing the financial statements.

Compliance with combined code

The company was in compliance throughout the financial year with the Code provisions set out in Section 1 of the Combined Code except that executive directors are engaged on employment contracts subject to 24 months' written notice given by either party. It is not currently proposed that the notice period for existing executive directors should be reduced. The remuneration committee reviewed this policy in 2000 and decided in principle that the company's future policy would be for new executive directors to be subject to service agreements requiring not more than 12 months' notice given by either party. If it is necessary to offer longer notice or contract periods to new executive directors recruited externally, such periods will reduce to 12 months after the initial period. No new executive directors have been appointed since the policy was reviewed.

Our auditor, KPMG Audit Plc, has reviewed the directors' statement on the company's compliance to the extent required by the Listing Rules and its report appears on page 38.

Remuneration report

The company was in compliance throughout the financial year with the code provisions set out in Section 1 of the Combined Code appended to the Listing Rules of the Financial Services Authority, except that executive directors are engaged on employment contracts subject to 24 months' written notice given by either party. It is not currently proposed that the notice period for existing executive directors should be reduced. The remuneration committee reviewed this policy in 2000 and decided in principle that the company's future policy would be for new executive directors to be subject to service agreements requiring not more than 12 months' notice given by either party. If it is necessary to offer longer notice or contract periods to new executive directors recruited externally, such periods will reduce to 12 months after the initial period. No new executive directors have been appointed since the policy was reviewed.

Throughout the year under review, the company has complied with, and given full consideration to, Schedules A and B of the best practice provisions annexed to the Combined Code.

The role of the remuneration committee

The remuneration committee's role is to establish terms of employment and remuneration packages for each executive director. It seeks to encourage the enhancement of the company's performance and to ensure that directors are fairly, and responsibly, rewarded for their individual contributions. The remuneration committee consults with the chief executive, who may be invited to attend its meetings, and it takes advice from external sources in order to determine and develop its policies.

The remuneration committee keeps remuneration under regular review and as part of this process makes reference to a group of approximately 20 international companies as a standard of comparison.

The constituent companies of the comparator group are of a size and complexity relevant to that of Allied Domecq. They include both direct competitors and other businesses that trade on a worldwide basis. The company competes with this group when recruiting and retaining executives. The comparator group is amended as appropriate when considering remuneration in the context of different markets.

The remuneration committee also keeps under regular review the company's policies for senior management remuneration and development.

Remuneration committee composition and remuneration

The remuneration committee is comprised exclusively of independent non-executive directors and its members are:

A D Malpas (chairman)
D H Brydon
Sir Ross Buckland
P A Jacobs
G J Robinson

No member of the remuneration committee has any personal financial interest, other than as a shareholder, in the matters to be decided, and no day-to-day involvement in running the company's business. Remuneration committee members are paid fees as non-executive directors but do not receive any share options, bonuses or pension entitlements.

The remuneration of each of the non-executive directors is determined by the board as a whole within the overall limits set by the articles of association. Non-executive directors do not participate in or vote on any discussion relating to their own remuneration.

Remuneration policy

Allied Domecq PLC is in the FTSE 100 index and operates on a global scale.

In order to attract and retain management with the appropriate skills to provide shareholder value for the future, the group aims to ensure that its pay and benefit practices are competitive, that they motivate employees at all levels and that they recognise and reward high standards of performance.

All variable remuneration for all senior executives is determined by the achievement of specific performance objectives. The long term incentives are aimed at aligning executive interests with those of shareholders.

Full details of the remuneration packages of the directors are given on page 35. The interests of each director in the share capital of the company including share options are shown on pages 36 and 37.

Base salary

In determining the directors' remuneration, the remuneration committee takes into consideration the pay levels in the comparator group, the responsibility involved in a particular job and the performance of an individual director.

Benefits

Details of benefits are given on page 35. The term "benefits" includes the provision of a car and fuel (or car allowance), private health, life and other insurances and allowances in lieu of pension contributions (if applicable).

Performance-related bonuses

The company operated a deferred bonus plan in the year to 31 August 2002 for directors and certain senior executives. Bonuses for the year under review were based on earnings per share growth and completion of key management objectives. The bonuses paid are shown in the table on page 35.

Under the deferred bonus plan for the year to 31 August 2002, the bonus payable to participants was the equivalent of 14% of their annual basic salary for every 1% of real growth in the company's earnings per share. The maximum bonus receivable based on earnings per share growth was 70% of basic salary. An additional discretionary bonus of up to 10% of salary is available under the plan on the achievement of certain key management objectives.

Under the deferred bonus plan 25% of the award will be automatically deferred into Allied Domecq PLC shares. It will be matched one for one by the company after three years, subject to the executive remaining an employee of the company. Up to an additional 25% of the award may be voluntarily deferred for three years into shares, with the company again providing a matching investment on the same terms.

Performance targets and key management objectives are set by the remuneration committee annually.

Long term remuneration

Allied Domecq currently has a number of long term remuneration vehicles in place in order to incentivise participants to promote the long term success of the business. Executive directors are currently eligible for discretionary grants of share options under an approved and an unapproved executive share option scheme and awards under the long term incentive scheme. The remuneration committee determines under which scheme eligible participants may be granted awards, and may, at its discretion make simultaneous awards under more than one scheme. The remuneration committee makes these awards with reference to business strategy, the role and responsibility of the individual and the total expected value of the awards and, following external consultation, relevant market practice.

Share options

The company operates the following option schemes, in order to incentivise participants to promote the long term success of the business:

a)
SAYE Scheme 1999—This scheme is based on a three or five year savings contract and is open to all UK employees. Options are granted at an exercise price of not less than 80% of the market value. The scheme is being replaced by the Share Partnership Plan described on page 34.

b)
International SAYE Scheme 1999—This scheme is based on an 18 month, three year or five year savings contract and is open to all employees in certain jurisdictions. Options are granted at an exercise price of not less than 80% of the market value.

c)
Inland Revenue Approved Executive Share Option Scheme 1999—Discretionary options up to a value of £30,000 per participant may be granted at an exercise price not less than market value and under normal circumstances remain exercisable between the third and tenth anniversaries of the date of grant.

d)
Executive Share Option Scheme 1999—Discretionary options are granted at an exercise price not less than market value and under normal circumstances remain exercisable between the third and tenth anniversaries of the date of grant (though shorter life options may be granted). The board is seeking shareholder approval of a new US schedule to this scheme under which options may be granted to US executives that may qualify as "Incentive Stock Options" for the purposes of Section 422 of the US Internal Revenue Code of 1986 (as amended), and qualify for favourable tax treatment.

e)
Share Appreciation Rights Plan 1999—This alternative to a share option plan is operated in countries where securities or tax laws prevent or restrict the use of the executive share option schemes. Discretionary SARs are granted at an exercise price not less than market value and under normal circumstances remain exercisable between the third and tenth anniversaries of the date of grant (though shorter life SARs may be granted).

The remuneration committee sets performance conditions for executive directors' participation in the discretionary option schemes. For 1999 and 2000 grants, options will only become exercisable if the Total Shareholder Return (change in value of the shares plus gross dividends paid, treated as re-invested) on Allied Domecq shares equals or exceeds that of the median Total Shareholder Return achieved by the constituents of the FTSE 100 Index over any consecutive three year period between the dates of grant and exercise. Following the 2001 AGM, however, the underpinning performance conditions of the schemes have been linked to sustainable earnings growth measured over three years. If the performance condition is not satisfied it may be proportionately increased over extended periods of four and five years. If the performance condition is not satisfied after five years the option will lapse. Where larger grants are made, and where appropriate, it is the intention of the remuneration committee to attach supplemental performance conditions to such awards. There were no option grants made to executive directors in the year under review.

Long Term Incentive Scheme

Awards under the long term incentive scheme are made through the grant of options at a nominal cost, which will vest subject to performance conditions set by the remuneration committee at award.

Awards made to executive directors during the year ended 31 August 2002 will vest subject to Total Shareholder Return performance over a three year period relative to a comparator group of companies. Total Shareholder Return performance at the median of the comparator group will vest 40% of an award, increasing on a straight-line basis to 100% vesting for performance at upper quartile or above. For performance below the median level awards will not vest. In addition, awards will only vest if the remuneration committee is satisfied that underlying financial performance is satisfactory.

The comparator group for the long term incentive scheme is set for each award by the remuneration committee. For the awards made during the year ended 31 August 2002 a group of 13 UK-based companies (including Allied Domecq) have been identified from the food, drink and tobacco industry:

Associated British Foods	Imperial Tobacco
Six Continents	Scottish & Newcastle
British American Tobacco	SAB Miller (formerly South African Breweries)
Cadbury Schweppes	Tate & Lyle
Diageo	Unilever
Gallaher Group	Whitbread

Share Partnership Plan

This plan is an Inland Revenue approved share incentive plan, which has been initially introduced in the UK as a replacement for the SAYE Scheme 1999. Eligible employees are invited to purchase shares on a monthly basis from gross pay and the company matches the employees' investments on a one for four basis.

Service agreements

Philip Bowman, Graham Hetherington, David Scotland and Richard Turner have service agreements requiring not less than 24 months' notice of termination to be given by either party.

It was the policy for the company to appoint executive directors subject to a service agreement requiring not less than 24 months' notice given by either party. The remuneration committee reviewed this policy in 2000 and decided in principle that the company's future policy would be for new executive directors to be subject to service agreements requiring not more than 12 months' notice given by either party. If it is necessary to offer longer notice or contract periods to new executive directors recruited externally, such periods will reduce to 12 months after the initial period. The remuneration committee does not currently feel it appropriate that the notice period for the existing executive directors should be reduced. No new executive directors have been appointed since the policy was reviewed.

It is the policy of the company to appoint non-executive directors for an initial period of three years renewable for a further period of three years. The board has to ratify any further period of appointment after this six year period. These appointments are subject to election and re-election at the relevant AGM.

Gerry Robinson has a letter of appointment as non-executive chairman which requires not less than 12 months' notice of termination to be given by either party.

Donald Brydon, Sir Ross Buckland, Peter Jacobs and David Malpas do not have service agreements with the company.

External appointments

The remuneration committee also considers invitations to executive directors to serve as non-executive directors of other leading companies. The company encourages its directors to take up such positions subject to them being conducive to personal development, the time spent being reasonable and there being no potential conflict of interest. The policy relating to fees is that generally they may be retained by the director.

Pension entitlements

Philip Bowman does not participate in any company sponsored pension plans.

Other executive directors participate in non-contributory pension schemes which provide pensions of up to two thirds of their pensionable salaries at normal retirement age of 60. The actual proportion depends on length of service. They are also eligible for dependants' pensions and lump sum payments on death.

Benefits from the Allied Domecq Executives Pension Fund in respect of Graham Hetherington and David Scotland are limited to the Inland Revenue Earnings Cap as they joined the Fund since 1 June 1989. Death benefits in excess of those provided by the Fund are provided by insurance policies taken out by the Company.

Directors' pension entitlements are shown on page 36.

Directors' remuneration and interests

Remuneration

The remuneration of the directors for the years to 31 August 2002 and 2001 was as follows:

	Year to 31 August 2002 £'000		Year to 31 August 2001 £'000

Salaries and benefits	2,148		2,253
Performance-related bonuses	1,869		2,047
Fees to non-executive directors	342		337
Compensation for loss of office	1,991	*	—

*
The amount in respect of compensation for loss of office during the year ended 31 August 2002 includes an additional agreed amount of £1,266,000 over and above the £1,020,000 accrued in respect of A J Hales during the year ended 31 August 1999. £1,096,000 of the total amount in respect of A J Hales relates to the cost of increasing his annual pension entitlement and the remainder relates to salary, benefits and other costs. Also included within compensation for loss of office is an agreed amount of £724,925 in respect of T D Martin (being 25 months' salary plus amounts in respect of pension allowance and unused vacation).

		Basic salary/fees		Benefits		Performance- related bonuses		Total emoluments
	Note	Year to 31 Aug 2002 £'000	Year to 31 Aug 2001 £'000	Year to 31 Aug 2002 £'000	Year to 31 Aug 2001 £'000	Year to 31 Aug 2002 £'000	Year to 31 Aug 2001 £'000	Year to 31 Aug 2002 £'000	Year to 31 Aug 2001 £'000

Executive directors:
P Bowman	1,7	610	576	279	262	738	720	1,627	1,558
G C Hetherington	2,7	298	275	83	19	366	342	747	636
T D Martin (resigned 30 November 2001)	3	80	322	63	163	75	382	218	867
D Scotland	4,7	330	326	96	24	333	323	759	673
R G Turner	5,7	288	273	21	13	357	280	666	566
Non-executive directors:
D H Brydon	6	43	43	—	—	—	—	43	43
Sir Ross Buckland		28	28	—	—	—	—	28	28
Sir Christopher Hogg (retired 31 March 2002)		117	200	—	—	—	—	117	200
P A Jacobs		33	33	—	—	—	—	33	33
A D Malpas		33	33	—	—	—	—	33	33
G J Robinson (appointed 1 February 2002)		88	—	—	—	—	—	88	—

Notes

1.
P Bowman's benefits include a £256,200 (2001: £240,800) allowance in lieu of pension contributions.

2.
G C Hetherington's benefits include a £60,663 (2001: nil) allowance in lieu of pension contributions plus advisers' costs related to the lump sum payment in lieu of unfunded pension benefits described on page 36.

3.
T D Martin's benefits include a £19,266 (2001: £78,125) allowance in lieu of pension contributions and £33,414 (2001: £53,793) accommodation costs. Additionally, his benefits include a product sample allowance (taxable under US law).

4.
D Scotland's benefits include a £70,263 (2001: nil) allowance in lieu of pension contributions plus advisers' costs related to the lump sum payment in lieu of unfunded pension benefits described on page 36.

5.
R G Turner's benefits include a telephone rental allowance and spouse travel costs related to the period he was temporarily based in North America. Additionally, it was agreed that Mr Turner would be paid a special bonus of £50,000 in recognition of his performance as interim President of Allied Domecq Spirits & Wine North America and this is included in the bonus above for the year to 31 August 2002.

6.
D H Brydon's standard fee is £28,000. In addition, he is chairman of the Allied Domecq pensions trusts for which he receives a fee of £15,000 per annum.

7.
The performance-related bonus figures shown above for the current executive directors include the deferred and matching elements of the bonus which are shown below and will be used to purchase shares in the company. These shares will be released to the employee after three years and the matching shares will be conditional, except under exceptional circumstances, on continued employment with the group.

	Deferred amount	Matching investment	Total

P Bowman	£246,000	£246,000	£492,000
G C Hetherington	£122,000	£122,000	£244,000
D Scotland	£66,600	£66,600	£133,200
R G Turner	£61,400	£61,400	£122,800

Pension entitlements

The pension entitlements of the directors were as follows:

	Accrued pension at 31 August 2001 before settlement (see note 1) £'000 pa	Accrued pension at 31 August 2001 after settlement £'000 pa	Increase in accrued pension during the year (excluding inflation increase) £'000 pa	Transfer value of increase in accrued pension during the year £'000 pa	Accumulated accrued pension entitlement at 31 August 2002 £'000 pa

G C Hetherington	83	29	3	25	33
D Scotland	95	28	3	41	32
R G Turner	188	188	4	53	196

Notes

1.
An agreement was reached with G C Hetherington and D Scotland whereby each agreed to give up their rights to the unfunded portion of their pension benefits, in respect of both past and future service, in exchange for a lump sum of £1,151,000 and £1,479,600 respectively. The decrease in accrued pension as at 31 August 2001 shown above reflects the change in pension accrued to date as a result of this agreement.

2.
The pension entitlement shown above is that which would be paid annually on retirement based on service to the end of the year. The increase in accrued pension during the year excludes any increase for inflation.

3.
The transfer value has been calculated on the basis of actuarial advice in accordance with Actuarial Guidance Note GN11. No contractual contributions were due to have been paid by directors during the period.

4.
Members of the Allied Domecq Executives Pension Fund have the option to pay additional voluntary contributions to secure additional pension benefits. Neither the contributions nor the resulting benefits are included in the above table.

Directors' interests

Shareholdings

The beneficial interests of directors in the ordinary share capital of the company at 31 August 2002 were as follows:

	At 31 August 2002 Ordinary shares	At 31 August 2001 Ordinary shares

P Bowman	217,735	105,000
D H Brydon	11,500	1,500
Sir Ross Buckland	1,000	1,000
G C Hetherington	72,068	12,986
P A Jacobs	6,300	6,300
A D Malpas	9,921	9,921
G J Robinson	—	—	*
D Scotland	46,352	10,613
R G Turner	75,567	31,434

Total of directors' beneficial interests	440,443	178,754

*
At date of appointment.

At 31 August 2002 the Allied Domecq employee trusts held 24,514,993 (2001: 17,221,999) unallocated ordinary shares in the company on discretionary terms for the benefit of certain group employees. The executive directors were treated as interested in these shares in their capacity as potential beneficiaries. As at 28 October 2002 these holdings had reduced to 24,450,693 ordinary shares.

The above table includes interests in bonus shares awarded under the company's deferred bonus plan and partnership shares purchased pursuant to the company's share partnership plan and associated matching shares. The directors beneficially own such shares, however certain of these shares are forfeitable in specific circumstances. The table excludes interests in matching shares under the company's deferred bonus plan and interests in the company's share option and long term incentive schemes disclosed on page 37.

R G Turner purchased a further 213 shares and P Bowman purchased a further 77 shares between 1 September 2002 and 28 October 2002. No director had a non-beneficial interest in shares or stocks of the company at any time either during the year ended 31 August 2002 or between 1 September 2002 and 28 October 2002.

Deferred bonus plan awards

As at 31 August 2002 the executive directors were interested in the following shares pursuant to matching awards made under the company's deferred bonus plan:

	At 31 August 2002 Ordinary shares	At 31 August 2001 Ordinary shares	Release date

P Bowman	24,276	24,276	01.09.03
	67,873	—	01.09.04
G C Hetherington	23,343	23,343	01.09.03
	32,239	—	01.09.04
D Scotland	14,472	14,472	01.09.03
	18,267	—	01.09.04
R G Turner	24,276	24,276	01.09.03
	15,837	—	01.09.04

Total	220,583	86,367

Share options and long term incentive awards

The following movements in share option and long term incentive scheme awards occurred during the year:

	Note		Number of options at 1 September 2001	Options granted during year	Options exercised during year	Options lapsed during year	Number of options at 31 August 2002	Exercise price	Market price at date of exercise	Gain made on exercise £'000	Date from which exercisable	Expiry date

P Bowman	a	)	3,697	—	—	—	3,697	262p	—	—	01.01.03	30.06.03
	b	)	608,187	—	—	—	608,187	342p	—	—	01.11.02	31.10.09
	c	)	441,176	—	—	—	441,176	0.1p	—	—	08.05.04	07.05.11
	c	)	—	512,091	—	—	512,091	0.1p	—	—	02.11.04	01.11.11

Total	1,053,060		512,091	—	—	1,565,151

G C Hetherington	a	)	6,440	—	—	—	6,440	262p	—	—	01.01.05	30.06.05
	b	)	263,157	—	—	—	263,157	342p	—	—	01.11.02	31.10.09
	c	)	104,779	—	—	—	104,779	0.1p	—	—	08.05.04	07.05.11
	c	)	—	121,621	—	—	121,621	0.1p	—	—	02.11.04	01.11.11

Total	374,376		121,621	—	—	495,997

D Scotland	b	)	350,877	—	—	—	350,877	342p	—	—	01.11.02	31.10.09
	c	)	119,485	—	—	—	119,485	0.1p	—	—	08.05.04	07.05.11
	c	)	—	138,691	—	—	138,691	0.1p	—	—	02.11.04	01.11.11

Total	470,362		138,691	—	—	609,053

R G Turner	a	)	3,697	—	—	—	3,697	262p	—	—	01.01.03	30.06.03
	b	)	304,093	—	—	—	304,093	342p	—	—	01.11.02	31.10.09
	c	)	102,941	—	—	—	102,941	0.1p	—	—	08.05.04	07.05.11
	c	)	—	119,487	—	—	119,487	0.1p	—	—	02.11.04	01.11.11

Total	410,731		119,487	—	—	530,218

Notes

a)
SAYE Scheme 1999.

b)
Executive Share Option Scheme 1999.

c)
Long Term Incentive Scheme 1999.

The aggregate value of gain made on the exercise of share options by all directors during the year was £nil.

The middle market price of the ordinary shares at 31 August 2002 was 409p and the range during the year to 31 August 2002 was 325p to 468p.

Independent auditor's report to the members of Allied Domecq PLC

We have audited the accounts on pages 39 to 66.

Respective responsibilities of directors and auditors

The directors are responsible for preparing the Annual Report. As described on page 27 this includes responsibility for preparing the accounts in accordance with applicable United Kingdom law and accounting standards. Our responsibilities, as independent auditors, are established in the UK by statute, the Auditing Practices Board, the Listing Rules of the Financial Services Authority, and by our profession's ethical guidance.

We report to you our opinion as to whether the accounts give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the accounts, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding directors' remuneration and transactions with the group is not disclosed.

We review whether the statement on pages 30 and 31 reflects the company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report, including the corporate governance statement, and consider whether it is consistent with the audited accounts. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the accounts.

Basis of audit opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the accounts are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts.

Opinion

In our opinion the accounts give a true and fair view of the state of affairs of the company and the group as at 31 August 2002 and of the profit of the group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

KPMG Audit Plc
Chartered Accountants
Registered Auditor
London
28 October 2002

Accounting policies
Year to 31 August 2002

Basis of accounting

The accounts are prepared under the historical cost convention and comply with accounting policies generally accepted in the United Kingdom ("UK GAAP"). The accounts adopt Financial Reporting Standard (FRS) 17 Retirement Benefits in line with the transitional timetable laid down by the standard. FRS 19 Deferred Tax has been adopted in full and required a restatement of prior year results as described in note 23.

Pages 69 to 72 describes the significant differences between UK GAAP and US generally accepted accounting principles ("US GAAP") and presents a reconciliation of net income and shareholders' equity from UK GAAP to US GAAP as a result of such differences.

Basis of consolidation

Allied Domecq PLC (the "group" or "company") accounts consolidate the accounts of the company and its interests in subsidiary undertakings. Interests in associated undertakings are included using the equity method of accounting. The results of businesses acquired or disposed of during the year are consolidated for the period from, or up to, the date control passes.

Acquisitions

On the acquisition of a business, or an interest in an associate, fair values, reflecting conditions at the date of the acquisition, are attributed to the net assets acquired. Adjustments are also made to bring accounting policies in line with those of the group.

Intangible fixed assets

Goodwill arising on acquisitions of a business since 1 September 1998 is capitalised and amortised by equal instalments over its anticipated useful life, but not exceeding 20 years. Goodwill arising on acquisitions prior to 1 September 1998 was charged directly to reserves. On disposal of a business, any attributable goodwill previously eliminated against reserves is included in the calculation of any gain or loss. Other purchased intangible assets are capitalised and amortised over their useful economic lives on a straight line basis. Where intangible assets, such as brands, are regarded as having indefinite useful economic lives, they are not amortised but are subject to annual impairment reviews.

Tangible fixed assets

Tangible fixed assets are capitalised at cost. Depreciation is provided to write off the cost less the estimated residual value of assets by equal instalments over their estimated useful economic lives as follows: Land and buildings—the shorter of 50 years or the length of the lease; distilling, maturing and storage equipment—20 to 30 years; other plant and equipment and fixtures and fittings—5 to 10 years; and computer software—4 years. No depreciation is provided on freehold land.

Fixed asset investments

Fixed asset investments are stated at cost, less provision for any permanent diminution in value.

Turnover

Turnover represents sales to external customers (including excise duties but excluding sales taxes) and franchise income.

Stocks

Stocks are valued at the lower of cost and net realisable value. Cost comprises purchase price or direct production cost, together with duties and manufacturing overheads. The cost of spirits and wine stocks is determined by the weighted average cost method. Stocks are included in current assets, although a portion of such stocks may be held for periods longer than one year.

Deferred tax

Full provision is made for deferred tax assets and liabilities arising from timing differences. Deferred tax assets are recognised to the extent that they are regarded as recoverable.

Financial instruments

The group uses financial derivative instruments to manage exposures to movements in interest and exchange rates. Transactions involving financial instruments are accounted for as follows:

i)
Gains or losses arising on forward exchange contracts are taken to the profit and loss account in the same period as the underlying transaction. Premiums paid or received on foreign currency options are taken to the profit and loss account when the option expires or matures.

ii)
Net interest arising on interest rate agreements is taken to the profit and loss account over the life of the agreement.

iii)
Gains and losses on foreign currency debt and foreign exchange contracts held for the purposes of hedging balance sheet translation exposures are taken to reserves.

Foreign currencies

Monetary assets and liabilities arising from transactions in foreign currencies are translated at the rate of exchange prevailing at the date of transaction. Subsequent movements in exchange rates are included in the group profit and loss account. The results of undertakings outside the UK are translated at weighted average exchange rates each month. The closing balance sheets of undertakings outside the UK are translated at year end rates. Exchange rate differences arising from the translation of foreign currency denominated balance sheets to closing rates are dealt with through reserves.

Pension and post employment benefits

Pension and post retirement medical benefit costs are charged to the profit and loss account on a systematic basis over the service life of employees, with the advice of actuaries, using the projected unit credit method.

Group profit and loss account
Year to 31 August 2002

		Year to 31 August 2002			Year to 31 August 2001 (restated)
	Note	Before goodwill and exceptional items £m	Goodwill and exceptional items £m	Total £m	Before goodwill and exceptional items £m	Goodwill and exceptional items £m	Total £m

Continuing activities		3,184	—	3,184	2,879	—	2,879
Acquired activities		150	—	150	—	—	—

Turnover	1	3,334	—	3,334	2,879	—	2,879

Operating costs—goodwill amortisation	6	—	(38)	(38)	—	(12)	(12)
—Mexican excise rebate	6	—	213	213	—	47	47
—other	6	(2,739)	(84)	(2,823)	(2,358)	(9)	(2,367)

Continuing activities		567	125	692	521	26	547
Acquired activities		28	(34)	(6)	—	—	—

Operating profit from continuing operations		595	91	686	521	26	547
Share of profits of associated undertakings	15	15	—	15	22	—	22

Trading profit	1	610	91	701	543	26	569
Profit on sale of businesses	7	—	—	—	—	6	6

Profit on ordinary activities before finance charges		610	91	701	543	32	575
Finance charges	8	(130)	—	(130)	(90)	—	(90)

Profit on ordinary activities before taxation		480	91	571	453	32	485
Taxation	9	(120)	(46)	(166)	(113)	(15)	(128)

Profit on ordinary activities after taxation		360	45	405	340	17	357
Minority interests—equity and non-equity	24	(13)	—	(13)	(13)	—	(13)

Profit earned for ordinary shareholders for the year	23	347	45	392	327	17	344
Ordinary dividends	11			(141)			(127)

Retained profit				251			217

Earnings per ordinary share:
—basic	10			36.8p			32.6p
—diluted	10			36.7p			32.6p
—normalised	10	32.6p			31.0p

Group balance sheet
At 31 August 2002

	Note	31 August 2002 £m	31 August 2001 (restated) £m

Fixed assets
Intangible assets	12	1,316	618
Tangible assets	13	877	767
Investments and loans	14	126	87
Associated undertakings	15	71	75

Total fixed assets		2,390	1,547

Current assets
Stocks	16	1,302	1,203
Debtors due within one year	17	736	689
Debtors due after more than one year	17	332	316
Cash at bank and in hand		169	111

Total current assets		2,539	2,319

Creditors (due within one year)
Short term borrowings	20	(971)	(770)
Other creditors	18	(1,022)	(1,189)

Total current liabilities		(1,993)	(1,959)

Net current assets		546	360

Total assets less current liabilities		2,936	1,907
Creditors (due after more than one year)
Loan capital	20	(1,776)	(1,195)
Other creditors	18	(90)	(48)

Total creditors due after more than one year		(1,866)	(1,243)

Provisions for liabilities and charges	19	(284)	(255)

Net assets		786	409

Capital and reserves
Called up share capital	22	277	267
Share premium account	23	165	26
Merger reserve	23	(823)	(823)
Profit and loss account	23	1,087	871

Shareholders' funds—equity		706	341
Minority interests —equity and non-equity	24	80	68

		786	409

Approved by the board on 28 October 2002 and signed on its behalf by:

Gerry Robinson, Chairman	Graham Hetherington, Director

Group cash flow information
Year to 31 August 2002

	Note	Year to 31 August 2002 £m	Year to 31 August 2001 £m

Reconciliation of operating profit to net cash inflow from operating activities

Operating profit		686	547
Goodwill amortisation		38	12
Exceptional operating costs		64	9
Depreciation		75	56
Increase in stocks		(94)	(72)
Increase in debtors		(22)	(55)
Increase/(decrease) in creditors		71	(43)
Expenditure against provisions for reorganisation and restructuring costs		(36)	(34)
Other items		(22)	3

Net cash inflow from operating activities		760	423

Group cash flow statement

Net cash inflow from operating activities		760	423
Dividends received from associated undertakings		11	9
Returns on investments and servicing of finance	26	(133)	(76)
Taxation paid	26	(178)	(34)
Capital expenditure and financial investment	26	(712)	(118)
Acquisitions and disposals	26	(586)	(635)
Equity dividends paid		(133)	(163)

Cash outflow before use of liquid resources and financing		(971)	(594)
Management of liquid resources		(21)	(6)
Financing	26	798	488

Decrease in cash in the year		(194)	(112)

Reconciliation of net cash flow to movement in net debt

Decrease in cash in the year		(194)	(112)
Increase in liquid resources		21	6
Increase in loan capital		(649)	(488)

Movement in net debt resulting from cash flows		(822)	(594)
Exchange adjustments		98	(8)

Movement in net debt during the year		(724)	(602)
Opening net debt		(1,854)	(1,252)

Closing net debt	28	(2,578)	(1,854)

Group statement of total recognised gains and losses
Year to 31 August 2002

	Note	Year to 31 August 2002 £m	Year to 31 August 2001 £m

Profit earned for ordinary shareholders for the year		392	344
Currency translation differences on foreign currency net investments		(23)	(18)
Deferred taxation— origination and reversal of timing differences		(12)	2

Total recognised gains and losses for the year		357	328

Prior year adjustment	23	(53)	—

Total recognised gains and losses recognised since last Annual Report		304	328

The statement of recognised gains and losses for the year ended 31 August 2002 has been restated for the adoption of FRS 19 Deferred Tax (note 23).

Group note of historical cost profits and losses
Year to 31 August 2002

There is no difference between the profit earned for ordinary shareholders as disclosed in the profit and loss account and the profit stated on an historical cost basis.

Group reconciliation of movements in shareholders' funds
Year to 31 August 2002

	Note	Year to 31 August 2002 £m	Year to 31 August 2001 (restated) £m

Shareholders' funds at the beginning of the year		341	190

Total recognised gains and losses for the year		357	328
Prior year adjustment	23	—	(53)
Ordinary dividends		(141)	(127)
Ordinary share capital issued (net of costs)		149	—
Goodwill written back on disposals		—	3

Net movement in shareholders' funds		365	151

Shareholders' funds at the end of the year		706	341

Parent company balance sheet
As at 31 August 2002

	Note	31 August 2002 £m	31 August 2001 £m

Fixed asset investments	14	4,179	3,998

Current assets
Debtors	17	14	5
Creditors (due within one year)
Other creditors	18	(88)	(496)

Net current liabilities		(74)	(491)

Net assets		4,105	3,507

Capital and reserves
Called up share capital	22	277	267
Share premium account	23	165	26
Merger reserve	23	2,420	2,420
Capital reserve	23	651	651
Profit and loss account	23	592	143

Shareholders' funds—equity		4,105	3,507

Approved by the board on 28 October 2002 and signed on its behalf by:

Gerry Robinson, Chairman	Graham Hetherington, Director

Profits of the parent company

Under s230 (4) of the Companies Act 1985, a separate profit and loss account for the parent company is not presented.

Profits for the year arising in the parent company are disclosed in note 23.

Notes to the accounts

1.    Activity analysis

	Continuing
	Spirits & Wine £m	QSR £m	Britannia £m	Total continuing £m	Acquired £m	Discontinued £m	Total £m

Year to 31 August 2002
Turnover	2,868	316	—	3,184	150	—	3,334

Trading profit before exceptional items and goodwill	488	78	16	582	28	—	610
Goodwill amortisation	(30)	—	—	(30)	(8)	—	(38)
Exceptional items	155	—	—	155	(26)	—	129

Trading profit after exceptional items	613	78	16	707	(6)	—	701
Profit on sale of businesses	—	—	—	—	—	—	—

Profit before finance charges	613	78	16	707	(6)	—	701

Finance charges							(130)

Profit on ordinary activities before taxation							571

Depreciation	61	10	—	71	4	—	75
Capital expenditure	92	34	—	126	7	—	133
Assets employed	2,681	120	46	2,847	939	—	3,786
Average numbers of employees	10,348	1,173	—	11,521	592	—	12,113

Year to 31 August 2001
Turnover	2,571	308	—	2,879	—	—	2,879

Trading profit before exceptional items and goodwill (e)	458	72	13	543	—	—	543
Goodwill amortisation	(12)	—	—	(12)	—	—	(12)
Exceptional items	38	—	—	38	—	—	38

Trading profit after exceptional items	484	72	13	569	—	—	569
Profit on sale of businesses	2	—	—	2	—	4	6

Profit before finance charges	486	72	13	571	—	4	575

Finance charges							(90)

Profit on ordinary activities before taxation							485

Depreciation	46	10	—	56	—	—	56
Capital expenditure	70	27	—	97	—	—	97
Assets employed	2,536	114	43	2,693	—	—	2,693
Average numbers of employees	8,403	1,382	—	9,785	—	—	9,785

Notes

a)
Acquired activities in 2001 had no material impact on turnover and trading profit.

b)
Normalised profit before tax is £480m (2001: £453m) being trading profit £610m (2001: £543m) less finance charges £130m (2001: £90m).

c)
Spirits & Wine goodwill is amortised over 20 years and relates principally to Mumm and Perrier Jouët and Montana acquired in 2001 and Jinro Ballantines acquired in 2000.

d)
Assets employed are before deducting net borrowings of £2,578m (2001: £1,854m), tax payable of £334m (2001: £350m) and dividends payable of £88m (2001: £80m) to give net assets of £786m (2001: £409m).

e)
Trading profit for the prior year has been reclassified to treat the rebate of Mexican excise as an exceptional item.

2.    Geographical analysis

	Europe £m	Americas £m	Rest of World £m	Total £m

By country of operation
Year to 31 August 2002
Turnover —continuing activities	1,739	1,822	418	3,979
—acquired activities	153	14	1	168

—to group companies				(813)

—external				3,334

Trading profit—continuing activities	226	310	46	582
—acquired activities	26	2	—	28
—goodwill amortisation in continuing activities	(11)	(1)	(18)	(30)
—goodwill amortisation in acquired activities	(8)	—	—	(8)
—exceptional items in continuing activities	(11)	166	—	155
—exceptional items in acquired activities	(21)	(5)	—	(26)

Profit before finance charges	201	472	28	701

Assets employed	1,650	1,376	760	3,786

Year to 31 August 2001
Turnover —continuing activities	1,543	1,785	254	3,582

—to group companies				(703)

—external				2,879

Trading profit—continuing activities (c)	212	298	33	543
—goodwill amortisation	(6)	—	(6)	(12)
—exceptional items in continuing activities	(9)	47	—	38

	197	345	27	569
Profit on sale of businesses in continuing and discontinued operations	5	1	—	6

Profit before finance charges	202	346	27	575

Assets employed	1,341	939	413	2,693

Notes

a)
Export sales from the UK were £448m (2001: £454m) including £336m (2001: £348m) sales to group companies.

b)
Trading profit includes the group's share of profits of associated undertakings whose turnover is not included.

c)
Trading profit for the prior year has been reclassified to treat the rebate of Mexican excise as an exceptional item.

	Europe £m	Americas £m	Rest of World £m	Total £m

By country of destination
Year to 31 August 2002
Turnover —continuing activities	1,082	1,584	518	3,184
—acquired activities	131	15	4	150

	1,213	1,599	522	3,334

Trading profit—continuing activities	184	308	90	582
—acquired activities	25	3	—	28
—goodwill amortisation in continuing activities	(11)	(1)	(18)	(30)
—goodwill amortisation in acquired activities	(8)	—	—	(8)
—exceptional items in continuing activities	(11)	166	—	155
—exceptional items in acquired activities	(21)	(5)	—	(26)

	158	471	72	701

Year to 31 August 2001
Turnover—continuing activities	982	1,542	355	2,879

Trading profit—continuing activities (c)	186	289	68	543
—goodwill amortisation	(6)	—	(6)	(12)
—exceptional items in continuing activities	(9)	47	—	38

	171	336	62	569

Notes

a)
Turnover excludes sales to group companies.

b)
Trading profit includes the group's share of profits of associated undertakings whose turnover is not included.

c)
Trading profit for the prior year has been reclassified to treat the rebate of Mexican excise as an exceptional item.

3.    Exchange rates

The significant translation rates to £1:

	Average rate for the year		Closing rate
	2002	2001	31 August 2002	31 August 2001

United States dollar	1.46	1.44	1.55	1.45
Mexican peso	13.70	13.51	15.33	13.36
Euro	1.60	1.63	1.58	1.60

4. Staff costs

		Full-time		Part-time		Year to 31 August 2002 Total £m	Year to 31 August 2001 Total £m
		UK £m	Overseas £m	UK £m	Overseas £m

	Remuneration	69	274	3	11	357	310
	Social security	8	33	—	1	42	36
Pension schemes	—UK	(9)	—	—	—	(9)	(11)
	—overseas	—	(1)	—	—	(1)	(15)
	Post retirement medical benefits (PRMB)	1	6	—	—	7	5

		69	312	3	12	396	325

	Average numbers employed
	2002—Continuing activities	1,563	8,465	146	1,347	11,521
	2002—Acquired activities	—	569	—	23	592

	2002—Total	1,563	9,034	146	1,370	12,113
	2001—Continuing operations	1,547	7,531	106	601		9,785

Directors' remuneration

The amounts relating to emoluments, share options, long term incentive scheme interests and directors' pension entitlements are disclosed within the remuneration report.

5. Pension schemes

The group operates a number of pension and post retirement healthcare schemes throughout the world. The major schemes are of the defined benefit type and the assets of the schemes are largely held in separate trustee administered funds. The UK defined benefit schemes are now closed to new members. The group has continued to account for pensions in accordance with SSAP 24 and the disclosures given in a) are those required by the standard. To the extent not given in a), additional information required under the transitional arrangements of FRS 17 are set out in b) below.

a) Allied Domecq pension schemes

United Kingdom

The assets and liabilities of the UK schemes are reviewed regularly by an actuary. A full assessment is undertaken every three years with a further limited review each year for reporting purposes. The latest triennial assessment was carried out in April 2000 and the latest review was in April 2002. The actuarial assessments consider assets and liabilities at the date of calculation and forecast assets and liabilities in the future according to a set of assumptions, the most important of which are the rate of return on the assets, the rates of increase in remuneration, pensions and dividends and the average future terms on which assets would be sold to meet liabilities.

The actuarial reviews in April 2002 were carried out on the basis of assumed future investment returns of 7% per annum, remuneration increases of 4.75% per annum, pension increases of 3.5% per annum and a long term net yield on UK equities of 2.68%. The market value of the assets of the Main Fund was £1,397m and the funding level was 106%. The market value of the Executive Fund was £379m and the funding level was 83%.

Overseas

The group operates defined benefit pension and post retirement medical benefit plans in several countries overseas, with the most significant being in the US and Canada. The latest actuarial reviews of these plans were carried out as at 31 August 2001 by independent actuaries for the purpose of calculating pension costs for the year ended 31 August 2002.

The actuarial reviews in US plans showed that the combined market value of pension plan assets was £186m at 31 August 2001 (2000: £254m). This represents approximately 144% (2000: 202%) of the value of benefits that had accrued to pensioners, deferred pensioners and members as at that date. The principal assumptions used to calculate the liabilities at 31 August 2001 were assumed future investment returns of 7.25% (2000: 7.75%) per annum and earnings increases of 5% (2000: 5%) per annum.

The actuarial reviews of the Canadian plans showed that the combined market value of pension plan assets was £132m at 31 August 2001 (2000: £171m). This represents approximately 108% (2000: 140%) of the value of benefits that had accrued to pensioners, deferred pensioners and members as at that date. The principal assumptions used to calculate the liabilities at 31 August 2001 were assumed future investment returns of 6.94% (2000: 6.97%) per annum and earnings increases of 4.98% (2000: 4.98%) per annum.

b) FRS 17 retirement benefits

	31 August 2002		31 August 2001
	UK %	Overseas %	UK %	Overseas %

Major assumptions
Rate of general increase in salaries	4.1	4.8	4.3	5.2
Rate of increase to benefits	3.1	2.1	3.3	2.1
Discount rate for scheme liabilities	6.0	6.5	6.1	7.3
Inflation	2.3	2.1	2.5	2.7

The expected long term rate of returns of the significant schemes is:
Equities	8.5	8.7	8.0	10.0
Bonds	5.0	6.1	5.5	6.5
Property and other	5.2	4.4	6.5	4.0

	31 August 2002		31 August 2001
	UK Market value £m	Overseas Market value £m	UK Market value £m	Overseas Market value £m

Net pension and post retirement medical benefits liability
Equities	896	206	1,182	273
Bonds	458	115	469	126
Property and other	197	6	195	18

Total market value of assets	1,551	327	1,846	417
Present value of scheme liabilities	(1,941)	(417)	(1,877)	(421)

Deficit in the schemes	(390)	(90)	(31)	(4)
Related deferred tax asset	117	27	9	1

Net pension and PRMB liability	(273)	(63)	(22)	(3)

The disclosures for 31 August 2001 have been amended to include all material overseas pension and PRMB plans throughout the group; the original disclosures related to the main North American schemes only.

The amounts charged to profit and loss account under FRS 17 would have been:

	31 August 2002		31 August 2001
	UK £m	Overseas £m	UK £m	Overseas £m

Regular service cost	6	9	8	8
Past service cost	—	7	—	—
Interest cost	110	28	121	21
Expected return on assets	(130)	(32)	(161)	(32)

Profit and loss (credit)/charge	(14)	12	(32)	(3)

Analysis of amount that would have been included within the group statement of recognised gains and losses under FRS 17:

	31 August 2002
	UK £m	Overseas £m

Actual return less expected return on pension scheme assets	(320)	(64)
Experience gains and losses arising on the scheme liabilities	(62)	—
Changes in assumptions underlying the present value of the scheme liabilities	(19)	(19)

Actuarial loss recognised in group statement of total recognised gains and losses	(401)	(83)
Deferred tax movement	120	25

Actuarial loss recognised in group statement of total recognised gains and losses—net of tax	(281)	(58)

The movement in deficit during the year under FRS 17 would have been:

	31 August 2002
	UK £m	Overseas £m

Deficit in scheme at the beginning of the year net of deferred tax	(22)	(3)
Movement in year:
Current service cost	(6)	(9)
Past service cost	—	(7)
Contributions	16	4
Other finance income	20	4
Currency translation adjustment	—	6
Deferred tax movement on actuarial loss	120	25
Actuarial loss	(401)	(83)

Deficit in scheme at the end of the year net of deferred tax	(273)	(63)

6. Operating costs

		Note	Continuing £m	Acquired £m	Year to 31 August 2002 £m	Year to 31 August 2001 £m

Change in stocks of finished goods and work in progress			(88)	(6)	(94)	(72)
Raw materials and consumables			785	55	840	714
Customs and excise duties paid	—ongoing		619	19	638	605
	—Mexican excise rebate		(213)	—	(213)	(47)
Staff costs		4	388	8	396	325
Depreciation		13	71	4	75	56
Goodwill amortisation			30	8	38	12
Other operating charges including exceptional items			835	68	903	678
Operating leases	—hire of equipment		11	—	11	10
	—property rents		48	—	48	49
Payments to auditor	—fees for audit		6	—	6	2

			2,492	156	2,648	2,332

The parent company audit fee was nil (2001: nil). Other payments to the auditor were £4m (2001: £4m) which primarily relate to due diligence and taxation services.

Mexican excise rebate

The Mexican Supreme Court ruled in 2001 in favour of an action, brought by a number of spirits companies challenging the excise duty regime applicable to their Mexican operations during 1998 and 1999. Its ruling determined that the tax was inequitable because it was applied only to large companies.

The Mexican Supreme Court awarded compensation which, by agreement with the Mexican tax authorities, is principally received by offset against current and future duties and taxes. At 31 August 2002, £260m has been received and has been subject to applicable corporation tax at 35%. It is anticipated that the remaining recovery will be in the region of £30m to £50m comprising excise duty rebate and related interest and inflation adjustments and will be fully recovered by 31 August 2003.

Due to the size of the 2002 rebate it has been treated as an exceptional item and for comparative purposes the 2001 benefit has been reclassified from trading profit to exceptional items.

7. Goodwill amortisation and exceptional items

	Year to 31 August 2002 £m	Year to 31 August 2001 £m

Goodwill amortisation	(38)	(12)

Exceptional items
Mexican excise rebate	213	47
Mexican social projects	(11)	—
Acquisition integration costs	(36)	—
Termination of land lease	(23)	—
Asset write-downs	(14)	—
Year 2000 and EMU costs	—	(1)
Aborted acquisition costs	—	(4)
Surplus property provisions	—	(4)

Operating costs	129	38
Profit on sale of businesses	—	6

Total exceptional items	129	44

Goodwill amortisation and exceptional items before taxation	91	32
Taxation	(46)	(15)

Goodwill amortisation and exceptional items after taxation	45	17

Trading profit for the prior year has been reclassified to treat the rebate of Mexican excise as an exceptional item.

8. Finance charges

	Year to 31 August 2002 £m	Year to 31 August 2001 £m

Interest on bank loans, overdrafts and other loans repayable wholly within five years	138	96
Less: deposit and other interest receivable	(8)	(6)

Total	130	90

9. Taxation

The group has adopted FRS 19 Deferred Tax during the year ended 31 August 2002. Consequently the group's Consolidated financial statements as at 31 August 2001 have been restated. There was no impact on the taxation charge for that year (note 23).

	Year to 31 August 2002 £m	Year to 31 August 2001 £m

The charge for taxation on the profit for the period comprises:
Current tax
UK taxation
Corporation tax at 30% (2001: 30%)	18	71
Adjustment in respect of prior periods	(3)	—
Double taxation relief	(3)	(51)

	12	20
Overseas taxation
Corporation tax	188	73
Adjustment in respect of prior periods	(26)	10

	162	83
Taxation on attributable profit of associated undertakings	7	6

Total current tax	181	109
Deferred tax
Origination and reversal of timing differences	(5)	19
Recognition of deferred tax assets arising in prior periods	(10)	—

Total tax charge	166	128

A reconciliation of the current tax charge at the UK corporation tax rate of 30% (2001: 30%) to the group's current tax on profit on ordinary activities is shown below:

	Year to 31 August 2002 £m	Year to 31 August 2001 £m

Profit on ordinary activities before taxation	571	485

Notional charge at UK corporation tax rate of 30%	171	146
Differences in effective overseas tax rates	18	12
Adjustments to prior period tax charges	(29)	10
Taxable intra-group dividend income	14	10
Utilisation of tax losses	(14)	(18)
Non deductible expenditure	22	8
Non taxable income and gains	(10)	(24)
Timing differences	10	(27)
Other current year items	(1)	(8)

Current tax charge	181	109

10.  Earnings per share

Basic earnings per share of 36.8p (2001: 32.6p) has been calculated on earnings of £392m (2001: £344m) divided by the average number of shares of 1,066m (2001: 1,054m).

Diluted earnings per share of 36.7p (2001: 32.6p) has been calculated on earnings of £392m (2001: £344m) and after including the effect of all dilutive potential ordinary shares, the average number of shares is 1,069m (2001: 1,055m).

To show earnings per share on a consistent basis, normalised earnings per share of 32.6p (2001: 31.0p) has been calculated on normalised earnings of £347m (2001: £327m) divided by the average number shares of 1,066m (2001: 1,054m). Normalised earnings has been calculated as follows:

	Year to 31 August 2002 £m	Year to 31 August 2001 £m

Earnings as reported	392	344
Adjustment for exceptional items net of tax	(81)	(27)
Adjustment for goodwill amortisation net of tax	36	10

Normalised earnings	347	327

Average number of shares	millions	millions

Weighted average ordinary shares in issue during the year	1,087	1,068
Weighted average ordinary shares owned by the Allied Domecq employee trusts	(21)	(14)

Weighted average ordinary shares used in earnings per share calculation	1,066	1,054

11. Ordinary dividends

	Year to 31 August 2002 £m	Year to 31 August 2001 £m	Year to 31 August 2002 p	Year to 31 August 2001 p

Interim	53	47	4.9	4.5
Final	88	80	8.1	7.6

	141	127	13.0	12.1

The 2002 interim dividend was paid on 26 July 2002 and the final dividend will be paid on 7 February 2003.

12.  Intangible assets

	Goodwill £m	Brands £m	Other intangibles £m	31 August 2002 Total £m	31 August 2001 Total £m

Cost
At the beginning of the year	601	—	34	635	111
Currency translation adjustment	—	—	—	—	—
Additions	184	555	1	740	524

At the end of the year	785	555	35	1,375	635

Amortisation
At the beginning of the year	(15)	—	(2)	(17)	(3)
Currency translation adjustment	—	—	—	—	—
Charged in the year	(38)	—	(4)	(42)	(14)

At the end of the year	(53)	—	(6)	(59)	(17)

Net balance at the end of the year	732	555	29	1,316	618

Goodwill purchased during the year principally relates to the acquisitions of Kuemmerling GmbH, Bodegas y Bebidas S.A. and Mumm Cuvée Napa (see note 25) and is being amortised over 20 years. Brands purchased during the year relates to the acquisition of Malibu, a coconut-flavoured rum-based spirit, for a net cash consideration of £555m. An impairment review was carried out at the balance sheet date and the directors are satisfied that the brand has not suffered any loss in value. Other intangibles are being amortised over ten years.

13.  Tangible assets

	Land and buildings £m	Plant and equipment £m	Total £m

Cost
At the beginning of the year	617	644	1,261
Currency translation adjustment	(9)	(35)	(44)

	608	609	1,217
Additions—acquisitions	66	41	107
—capital expenditure	51	82	133
Disposals	(27)	(55)	(82)

At the end of the year	698	677	1,375

Depreciation
At the beginning of the year	(149)	(345)	(494)
Currency translation adjustment	(4)	12	8

	(153)	(333)	(486)
Disposals	18	45	63
Charge for the year	(10)	(65)	(75)

At the end of the year	(145)	(353)	(498)

Net book value at 31 August 2002	553	324	877
Net book value at 31 August 2001	468	299	767

	31 August 2002		31 August 2001
	At cost £m	Net book value £m	At cost £m	Net book value £m

Freehold land and buildings	630	511	550	428
Long lease land and buildings	14	13	13	13
Short lease land and buildings	54	29	54	27

Total land and buildings	698	553	617	468

14.  Investments and loans

	Investments
			Franchise and trade loans £m
	Listed £m	Unlisted £m		Total £m

Group
At the beginning of the year	63	14	10	87
Currency translation adjustment	—	—	(1)	(1)
Additions	40	4	3	47
Disposals and transfers	(1)	(2)	(4)	(7)

At the end of the year	102	16	8	126

The unlisted investments include a holding of 1% in Suntory Limited, incorporated in Japan.

Parent company	Investment in subsidiary undertaking £m	Listed investments £m	Total £m

At the beginning of the year	3,937	61	3,998
Additions	149	34	183
Disposals	—	(2)	(2)

At the end of the year	4,086	93	4,179

Included within listed investments is £93m (2001: £61m) in respect of a holding of 24,514,993 (2001: 17,221,999) ordinary shares of 25p each of the company, purchased by the company and held by the trustees of the group's employee trusts. The market value of these shares was £100m (2001: £70m) at 31 August 2002.

15.  Associated undertakings

	Cost £m	Unlisted companies share of reserves £m	Listed companies share of reserves £m	Loans £m	Total £m

At the beginning of the year	44	22	14	2	82
Prior year adjustment (note 23)	—	(7)	—	—	(7)

At the beginning of the year as restated	44	15	14	2	75
Currency translation adjustment	(1)	—	(1)	—	(2)
Share of retained profit for the year	—	(3)	1	—	(2)

At the end of the year	43	12	14	2	71

The share of profits before taxation was £15m (2001: £22m) and dividends received were £11m (2001: £9m).

The principal associate is a 25% equity interest in Britannia Soft Drinks Limited, a company engaged in the manufacture and sale of soft drinks.

Other associates include Baskin-Robbins Japan (44% equity interest), Baskin-Robbins Korea (33% equity interest) and the group's interest in the Miller ready-to-drink commercial partnership.

The above figures comprise the amounts attributable to the group based on the latest accounts it has been practicable to obtain, some of which are unaudited management accounts.

16.  Stocks

	31 August 2002 £m	31 August 2001 £m

Raw materials and consumables	52	36
Maturing inventory	953	905
Finished products	281	251
Bottles, cases and pallets	16	11

	1,302	1,203

17.  Debtors

	Group		Parent company
	31 August 2002 £m	31 August 2001 (restated) £m	31 August 2002 £m	31 August 2001 £m

Amounts falling due within one year
Trade debtors	537	533	—	—
Advance corporation tax recoverable on foreign income dividends	—	2	—	—
Deferred tax assets (note 19)	36	10	—	—
Amounts due from subsidiary undertakings	—	—	4	—
Other debtors	111	86	10	5
Prepayments and accrued income	52	58	—	—

	736	689	14	5

Amounts due after more than one year
Pension prepayments (note 19)	302	295	—	—
Other debtors	15	3	—	—
Prepayments and accrued income	15	18	—	—

	332	316	—	—

18.  Creditors

	Group		Parent company
	31 August 2002 £m	31 August 2001 £m	31 August 2002 £m	31 August 2001 £m

Amounts due within one year
Trade creditors	175	154	—	—
Bills payable	15	7	—	—
Amounts owed to subsidiary undertakings	—	—	—	416
Other creditors	286	264	—	—
Social security	9	8	—	—
Taxation	226	241	—	—
Accruals and deferred income	223	209	—	—
Deferred purchase consideration	—	226	—	—
Proposed dividend (note 11)	88	80	88	80

	1,022	1,189	88	496

Amounts due after more than one year
Other creditors	45	28	—	—
Accruals and deferred income	45	20	—	—

	90	48	—	—

19.  Provisions for liabilities and charges

	Post retirement medical benefits £m	Reorganisation and restructuring £m	Surplus properties £m	Deferred taxation £m	Total £m

At the beginning of the year	103	15	16	75	209
Prior year adjustment	—	—	—	46	46

At the beginning of the year as restated	103	15	16	121	255
Currency translation adjustment	(6)	—	—	(2)	(8)
Timing differences within statement of recognised gains and losses	—	—	—	12	12
Acquisition of businesses	—	—	—	6	6
Reclassification to pension prepayments (note 17)	(20)	—	—	—	(20)
Utilised during the year	(5)	(30)	(6)	—	(41)
Charged during the year	9	64	—	7	80

At the end of the year	81	49	10	144	284

The future cost of the post retirement medical benefits is assessed in accordance with independent actuarial advice. Of the balance reported at 31 August 2001, £20m has been reclassified as pension prepayments following a review of overseas pension and post retirement benefits.

Reorganisation and restructuring provisions brought forward from previous years were largely utilised during the year. New provisions totalling £64m were created during the year. Of the provisions outstanding at the year end, £19m relate to the acquisition integration programme, £18m for the termination of a land lease in California and £9m for the trust fund established for social and community projects in Mexico.

It is expected that the majority of reorganisation and restructuring costs will be incurred in the 2003 financial year, whilst the trust funds will be disbursed as the projects develop.

The provision for surplus properties will be utilised over the terms of the leases to which the provisions relate.

Following the adoption of FRS 19 Deferred Tax the opening deferred taxation liability of £65m has been grossed up to reflect deferred tax assets of £10m which are now included within debtors.

Deferred taxation

The group has adopted FRS 19 Deferred Tax during the year ended 31 August 2002 and the consolidated financial statements as at 31 August 2001 have been restated.

	31 August 2002 £m	31 August 2001 (restated) £m

Accelerated capital allowances	28	26
Goodwill and other intangible assets	70	59
Pensions and other retirement benefits	72	55
Tax losses and credits	(47)	(48)
Other timing differences	(15)	19

Net deferred taxation liability	108	111

Comprising:
Deferred tax asset (note 17)	(36)	(10)
Deferred tax liability	144	121

	108	111

At the beginning of the year	111	52
Prior year adjustment	—	46

At the beginning of the year as restated	111	98
Currency translation adjustment	(3)	2
Timing differences within statement of recognised gains and losses	12	(2)
Acquisition of businesses	3	(6)
Charged during the year	(15)	19

At the end of the year	108	111

Deferred tax assets of £49m at 31 August 2002 (2001: £85m) have not been recognised due to the degree of uncertainty over the utilisation of the underlying tax losses and deductions in certain tax jurisdictions.

Deferred tax has not been provided for liabilities which might arise on unremitted earnings of overseas subsidiaries and associates, as such earnings are reinvested by the group and no tax is expected to be payable on them in the foreseeable future.

20.  Net debt

	Redemption date	31 August 2002 £m	31 August 2001 £m

Unsecured loans
GBP250m Bond (6.625%)*	2014	246	—
EUR600m Bond (5.875%)*	2009	376	—
GBP450m Bond (6.25%)*	2011	447	447
EUR800m Bond (5.5%)*	2006	504	497
NZD125m Capital Notes (9.3%)	2006	38	38
DEM500m Notes (4.75%)*	2005	161	158
NZD400m Revolving Credit Facility*	2002	115	86
Other loans	—	16	32
Foreign currency swaps	Various	(59)	(8)
Secured loans
NZD225m Revolving Credit Facility**	2003	60	55

Total		1,904	1,305
Less amounts repayable within one year		(128)	(110)

Loan capital		1,776	1,195
Short term borrowings		971	770
Cash at bank and in hand		(169)	(111)

Net debt		2,578	1,854

*
Borrowings and interest guaranteed by Allied Domecq PLC and Allied Domecq (Holdings) PLC.
**
Borrowings subject to a charge over Montana assets.

The Euro and GBP Bonds have been partially swapped into floating rate US dollars.

The parent company has short term borrowings of nil (2001: nil).

	31 August 2002 £m	31 August 2001 £m

Repayment schedule
More than five years	1,069	447
Between two and five years	647	693
Between one and two years	60	55

Loan capital	1,776	1,195
Short term borrowings	971	770

Total borrowings	2,747	1,965

The funding policy of the group is to maintain a broad portfolio of debt, diversified by source and maturity and to maintain committed facilities sufficient to cover 117.5% of peak anticipated debt requirements (with a minimum of £300m). At 31 August 2002 the group had available undrawn committed bank facilities of £1,606m (2001: £1,358m) of which £580m (2001: £331m) mature in less than one year and £1,026m (2001: £1,027m) between two and five years.

21.  Financial instruments

The group's treasury policies are set out in the Operating and financial review. Set out below is a year end comparison of the current and book values of the group's financial instruments by category, excluding short term debtors and creditors. Where available, market rates have been used to determine current values. Where market rates are not available, current values have been calculated by discounting cash flows at prevailing interest and exchange rates.

	31 August 2002		31 August 2001
	Book value £m	Current value £m	Book value £m	Current value £m

Cash at bank and in hand	169	169	111	111
Short term borrowings	(971)	(971)	(770)	(770)
Loan capital	(1,776)	(1,829)	(1,195)	(1,216)

Net debt	(2,578)	(2,631)	(1,854)	(1,875)

Interest rate risk management

Exposure to interest rate fluctuations on borrowings and deposits is managed by using cross currency swaps, interest rate swaps and purchased interest rate options. The group has a fixed/floating debt target of 60% +/–10%. At the year end, taking account of swaps, 61% (2001: 60%) of net debt was at fixed rates of interest. At the year end, the weighted average maturity of net debt was approximately 4.9 years (2001: 4.3 years).

	31 August 2002		31 August 2001
	Book value £m	Current value £m	Book value £m	Current value £m

Interest rate swaps	—	(43)	—	(5)
Cross currency swaps	8	16	—	(2)

	8	(27)	—	(7)

There is a deferred loss in respect of interest rate swaps, being the net of the current value less book value, of which £11m (2001: £1m) relates to the financial year ending 31 August 2003 and £32m (2001: £4m) thereafter.

There is a deferred gain in respect of cross currency swaps, being the net of the current value less book value, of which £1m (2001: nil) relates to the financial year ending 31 August 2003 and £7m (2001: £2m loss) thereafter.

After taking account of cross currency and interest rate swaps, the currency and interest rate exposure of net debt as at 31 August 2002 was:

	31 August 2002					31 August 2001
			Fixed rate debt					Fixed rate debt
	Net debt £m	Floating rate net debt £m	Fixed rate debt £m	Weighted average interest rate %	Weighted average time for which rate is fixed Years	Net debt £m	Floating rate net debt £m	Fixed rate debt £m	Weighted average interest rate %	Weighted average time for which rate is fixed Years

Sterling	350	166	184	6.6	11	127	52	75	6.6	10
Canadian dollar	68	6	62	5.8	6	95	28	67	5.8	7
US dollar	1,194	297	897	5.7	6	793	378	415	6.0	7
Euro	719	332	387	5.1	4	583	98	485	4.6	4
NZ dollar	252	214	38	9.1	3	178	140	38	9.3	5
Japanese Yen	68	32	36	0.9	3	71	34	37	0.9	4
Other	(73)	(73)	—	—	—	7	7	—	—	—

Net debt	2,578	974	1,604	5.6	6	1,854	737	1,117	5.4	6

Some of the interest rate swaps included in the above table are cancellable at the option of the banks at various dates between 2002 and 2006.

The floating rate debt includes bank debt bearing interest at rates based on the relevant inter bank rate and on commercial paper rates in the UK, US, Canada and France. These rates are fixed in advance for periods up to six months. The weighted average interest rate on floating net debt as at 31 August 2002 was approximately 3.6% (2001: 4.0%).

Foreign exchange

The group estimates its net transaction cash flows in its main currencies of business, which are then hedged forward for up to 18 months using a combination of forward exchange contracts and purchased foreign exchange options. At the year end, 86% (2001: 90%) of such currency exposures for the following 12 months had been hedged and 0% (2001: 19%) had been hedged between 12 and 18 months.

The estimated current value of the foreign exchange cover forward contracts and options entered into to hedge future transaction flows is set out below based on quoted market prices where available and option pricing models.

		31 August 2002			31 August 2001
		Nominal value of derivatives £m	Book value £m	Current value £m	Nominal value of derivatives £m	Book value £m	Current value £m

Foreign exchange forward rate contracts	—assets	128	—	12	49	1	1
	—liabilities	97	—	(3)	168	(1)	(1)
Options	—assets	—	—	—	—	—	—
	—liabilities	—	—	—	12	—	—

		231	—	9	229	—	—

A net gain of £9m was recognised on all foreign exchange forward rate contracts and options maturing in the year ended 31 August 2002 (2001: £11m loss).

At 31 August 2002 and 31 August 2001, there were no material monetary assets or liabilities in currencies other than the functional currencies of group companies, having taken into account the effect of derivative financial instruments that have been used to hedge foreign currency exposure.

22.  Share capital

	Authorised		Allotted, called up and fully paid
	31 August 2002 £m	31 August 2001 £m	31 August 2002 £m	31 August 2001 £m

Equity
Ordinary shares of 25p	400	300	277	267

	Authorised		Issued
	million	million	million	million

Number of shares	1,600	1,200	1,107	1,068

At the Annual General Meeting of the company held on 31 January 2002, the authorised share capital was increased to £400m by the creation of an additional 400 million ordinary shares of 25p each.

On 27 February 2002 the group announced that it had placed 39 million New Ordinary Shares (the "New Ordinary Shares") at a price of 390p per New Ordinary Share. The New Ordinary Shares represented 3.7% of Allied Domecq's existing issued share capital. The New Ordinary Shares were admitted to the Official List of the UK Listing Authority and began trading on the London Stock Exchange on 4 March 2002.

The gross proceeds receivable by the group were £152m which was used towards the financing of the acquisitions of Malibu and Mumm Cuvée Napa. Net proceeds after issue costs were £149m.

Share option schemes

During the year, 8,110,144 options have been granted under existing employee share option schemes. Options were exercised over 762,494 shares and options over 1,348,191 shares lapsed during the year.

Details of the unexercised options granted under the company's employee share option schemes at 31 August 2002 were as follows:

	Date of grant	Option price (p)	Ordinary shares

SAYE Scheme 1999	3 December 1999	262.0	1,239,345
International SAYE Scheme 1999	2 June 2000	265.0	854,840
	30 November 2001	282.0	573,211
Approved Executive Share Option Scheme 1999	5 May 2000	331.0	54,378
	8 May 2001	408.0	1,139,560
	2 November 2001	351.5	320,942
	3 May 2002	438.0	41,094
Executive Share Option Scheme 1999	1 November 1999	342.0	5,620,745
	16 November 1999	331.5	1,724,639
	5 May 2000	331.0	174,073
	8 May 2001	408.0	3,562,194
	2 November 2001	351.5	5,158,849
	3 May 2002	438.0	221,853
Long Term Incentive Scheme 1999	8 May 2001	0.1	1,263,666
	2 November 2001	0.1	1,563,889
	3 May 2002	0.1	77,054

			23,590,332

The company currently satisfies the exercise of options using existing shares that are purchased in the market by the company's employee trusts. As at 31 August 2002 the company's employee trusts held 24,514,993 unallocated shares in the company all of which were the subject of awards under the company's employee share schemes. The trustees are obliged to waive the dividends on these shares. The options exercised during the year were all satisfied by the transfer of shares to participants by the employee trusts.

23.  Capital and reserves

	Share capital £m	Share premium account £m	Merger reserve £m	Profit and loss account £m	Total £m

Group
At the beginning of the year	267	26	(823)	924	394
Prior year adjustment	—	—	—	(53)	(53)

At the beginning of the year as restated	267	26	(823)	871	341
Issue of ordinary share capital	10	139	—	—	149
Profit earned for shareholders for the year	—	—	—	392	392
Currency translation differences on foreign currency net investments	—	—	—	(23)	(23)
Deferred taxation—origination and reversal of timing differences	—	—	—	(12)	(12)
Ordinary dividends	—	—	—	(141)	(141)

At the end of the year	277	165	(823)	1,087	706

Goodwill (at historic exchange rates) of £2,284m has been written off to reserves.

The group adopted FRS 19 Deferred Tax during the year ended 31 August 2002 and restated the opening balance sheet. This resulted in a reduction in shareholders' equity of £53m being £46m to the deferred tax balance (note 19) and £7m to the share of reserves of associated undertakings (note 15). The tax charge for the year ended 31 August 2001 did not change as a result of the adoption of this standard.

	Share capital £m	Share premium account £m	Merger reserve £m	Capital reserve £m	Profit and loss account £m	Total £m

Parent company
At the beginning of the year	267	26	2,420	651	143	3,507
Issue of ordinary share capital	10	139	—	—	—	149
Profit earned for shareholders for the year	—	—	—	—	590	590
Ordinary dividends	—	—	—	—	(141)	(141)

At the end of the year	277	165	2,420	651	592	4,105

24.  Minority interests

	Equity £m	Non-equity £m	Total £m

At the beginning of the year	65	3	68
Currency translation adjustment	(1)	—	(1)
Share of profits of subsidiary undertakings	12	1	13
Dividends declared	(4)	—	(4)
Additions	4	—	4

At the end of the year	76	4	80

25.  Acquisitions

During the year the group made the following acquisitions which were accounted for using the purchase method of accounting. Goodwill will be amortised over a 20 year period on a straight line basis. The results of operations of the businesses have been included in the group's consolidated profit and loss account from the date of acquisition.

a) Kuemmerling GmbH

	Book values £m	Accounting policy adjustments £m	Fair value adjustments £m	Total £m

Tangible fixed assets	2	—	5	7
Stocks	2	—	—	2
Debtors	8	—	—	8
Borrowings	(1)	—	—	(1)
Creditors	(7)	—	—	(7)
Taxation	(1)	—	—	(1)

Net assets acquired	3	—	5	8
Goodwill				116

Purchase consideration—cash				124

On 4 September 2001, the group completed the acquisition of Kuemmerling GmbH. Kuemmerling is Germany's fourth largest spirits brand and the second largest in the bitters category and has been consolidated into the group's Spirits & Wine segment. This acquisition strengthens the group's global spirits business. The goodwill arising on this acquisition principally relates to the purchase of an established spirits brand. In connection with the acquisition, the group purchased all of the outstanding share capital of Kuemmerling GmbH. None of the goodwill is deductible for tax purposes.

b) Bodegas y Bebidas S.A.

	Book values £m	Accounting policy adjustments £m	Fair value adjustments £m	Total £m

Tangible fixed assets	74	—	12	86
Investments	4	(4)	—	—
Stocks	49	3	—	52
Debtors	62	—	—	62
Borrowings	(35)	—	—	(35)
Creditors	(43)	—	—	(43)
Taxation	(3)	—	(4)	(7)
Other provisions	(5)	—	3	(2)
Minority interests	(4)	—	—	(4)

Net assets acquired	99	(1)	11	109
Goodwill				55

Purchase consideration—cash				164

On 7 September 2001, the group filed with the Spanish Stock Exchange Commission (the "CNMV') a recommended cash offer for the entire share capital of Bodegas y Bebidas S.A., a market leading Spanish wine producer. The offer valued the equity of Bodegas y Bebidas S.A. at €279m. The offer was cleared by CNMV and the group completed the acquisition of 98% of the outstanding share capital of Bodegas y Bebidas on 27 December 2001. Bodegas y Bebidas has been consolidated into the group's Spirits & Wine segment. The acquisition expands the group's global wine business.

The goodwill arising on the acquisition principally relates to the purchase of established premium wine brands. We anticipate that the goodwill arising may be deductible for tax purposes, although the amount is yet to be determined. The goodwill and other amounts arising may be subject to adjustment as fair values are finalised.

c) Mumm Cuvée Napa

	Book values £m	Accounting policy adjustments £m	Fair value adjustments £m	Total £m

Tangible fixed assets	11	—	3	14
Stocks	16	—	(7)	9
Creditors	(4)	—	—	(4)
Taxation	—	—	4	4

Net assets acquired	23	—	—	23
Goodwill				8

Purchase consideration—cash				31

On 22 May 2002, the group acquired Mumm Cuvée Napa, a premium Californian sparkling wine for cash consideration of £31m. This acquisition of a premium wine further develops the group's global wine business.

The goodwill arising on the acquisition principally relates to the purchase of established premium wine brands. We anticipate that the goodwill arising may be deductible for tax purposes, although the amount is yet to be determined. The goodwill and other amounts arising may be subject to adjustment as fair values are finalised.

d) Montana

The group completed the acquisition of Montana on 31 August 2001 and published a provisional table of book values of the assets acquired. During the year ended 31 August 2002 the group completed this valuation which did not result in any material change to the individual numbers previously disclosed. The net increase in goodwill amounted to £5m. During September 2001 the group paid £231m deferred purchase consideration to the shareholders of Montana.

26.  Detailed analysis of gross cash flows

	Year to 31 August 2002 £m	Year to 31 August 2001 £m

Returns on investments and servicing of finance
Interest received	8	6
Interest paid	(137)	(78)
Dividends paid to minority shareholders	(4)	(4)

	(133)	(76)

Taxation paid
UK taxation	(1)	15
Overseas taxation	(177)	(49)

	(178)	(34)

Capital expenditure and financial investment
Purchase of tangible fixed assets	(133)	(97)
Sale of tangible fixed assets	17	24
Purchase of intangible fixed assets	(556)	(23)
Purchase of trade investments	(13)	—
Disposal of trade investments	7	4
Purchase of ordinary share capital for employee trusts	(34)	(26)

	(712)	(118)

Acquisitions and disposals
Purchase of subsidiary undertakings	(550)	(442)
Borrowings acquired with subsidiary undertakings	(36)	(193)
Cash and overdrafts disposed of with subsidiary undertakings	—	(1)
Sale of associated undertakings	—	1

	(586)	(635)

Financing
Issue of ordinary share capital	149	—
Redemption of debt	—	(637)
Bonds issued during the year	622	944
Increase in other borrowings	27	181

	798	488

27.  Reconciliation of net cash inflow from operating activities to free cash flow

	Year to 31 August 2002 £m	Year to 31 August 2001 £m

Net cash inflow from operating activities	760	423
Capital expenditure net of sale of tangible assets	(116)	(73)
Dividends received from associated undertakings	11	9

Operating cash net of fixed assets	655	359
Taxation paid	(178)	(34)
Net interest paid	(129)	(72)
Dividends paid —ordinary shareholders	(133)	(163)
—minorities	(4)	(4)

Free cash flow	211	86

28.  Net debt

					Year to 31 August
	Cash at bank and in hand £m	Overdrafts due within one year £m	Other loans due within one year £m	Loan capital due after one year £m	2002 Net debt £m	2001 Net debt £m

At the beginning of the year	111	(660)	(110)	(1,195)	(1,854)	(1,252)
Increase/(decrease) in cash	39	(233)	—	—	(194)	(112)
Increase in liquid resources	21	—	—	—	21	6
Increase in loan capital and other loans	—	—	(19)	(630)	(649)	(488)
Exchange adjustments	(2)	50	1	49	98	(8)

At the end of the year	169	(843)	(128)	(1,776)	(2,578)	(1,854)

29.  Capital commitments

	31 August 2002 £m	31 August 2001 £m

Contracted for but not provided in the accounts	1	8

30.  Operating lease commitments

	Land and buildings 31 August 2002 £m	Other 31 August 2002 £m	Land and buildings 31 August 2001 £m	Other 31 August 2001 £m

The minimum operating lease payments to be made in the year ending 31 August 2003 for leases expiring:
Within one year	3	1	3	2
Within two to five years	15	7	20	5
After five years	26	1	20	2

	44	9	43	9

31.  Contingent liabilities

	Parent company
	31 August 2002 £m	31 August 2001 £m

Guarantees in respect of liabilities of subsidiary undertakings	2,654	1,755

In the normal course of business, the group has a number of legal claims or potential claims against it, none of which are expected to give rise to significant loss. We are not currently involved in any legal or arbitration proceedings, including any proceedings which are threatened or pending of which we are aware, which may have a material effect on our financial position, results of operations or liquidity.

32.  Related party transactions

Transactions with associated undertakings

All transactions with these undertakings arise in the normal course of the business.

	Year to 31 August 2002 £m	Year to 31 August 2001 £m

Sales to associated undertakings	50	43
Purchases of goods and other services	(13)	(11)
Marketing expenditure charged	(8)	(11)
Dividends received	11	9

	As at 31 August 2002 £m	As at 31 August 2001 £m

Loans to associated undertakings	2	2

Net amounts due from associated undertakings	11	11

Transactions with directors

Remuneration and shareholdings of directors are disclosed in the remuneration report.

Five year review

Profit and loss account for the year	1998 £m		1999 £m		2000 £m		2001 £m		2002 £m

Continuing operations	2,398		2,408		2,602		2,879		3,334
Discontinued operations	1,910		1,695		18		—		—

Turnover	4,308		4,103		2,620		2,879		3,334

Continuing operations	419		430		487		543		610
Discontinued operations	302		241		13		—		—

Trading profit	721		671		500		543		610
Finance charges	(106)		(92)		(83)		(90)		(130)

Normalised profit before the following items:	615		579		417		453		480
Goodwill amortisation	—		—		(3)		(12)		(38)
Exceptional operating costs	(87)		(253)		(54)		38		129
(Losses)/profits on sales of businesses and fixed assets	(37)		167		59		6		—
Debenture/loan stock repayment premia	(36)		(272)		—		—		—

Profit on ordinary operations before taxation	455		221		419		485		571
Taxation*	(187)		(140)		(80)		(128)		(166)
Minority interests and preference dividends	(21)		(6)		(9)		(13)		(13)

Earned for ordinary shareholders*	247		75		330		344		392

Earnings and dividends
Earnings per ordinary share—basic*	23.7	p	7.2	p	31.2	p	32.6	p	36.8	p
—normalised*	19.8	p	22.3	p	28.6	p	31.0	p	32.6	p
Dividends per ordinary share	25.33	p	15.00	p	11.00	p	12.10	p	13.00	p
Normalised cover for ordinary dividends	1.7	x	2.7	x	2.5	x	2.6	x	2.5	x

Normalised earnings per ordinary share exclude discontinued operations and the taxation thereon.

Balance sheet at year end	1998 £m	1999 £m	2000 £m	2001 £m	2002 £m

Assets employed
Fixed assets*	2,938	2,908	762	1,547	2,390
Net current assets excluding net borrowings	703	932	1,009	1,019	1,348
Creditors over one year and provisions*	(250)	(306)	(316)	(303)	(374)

Total assets	3,391	3,534	1,455	2,263	3,364
Short term borrowings less cash	(543)	(535)	(446)	(659)	(802)
Loan capital	(858)	(780)	(806)	(1,195)	(1,776)

Net assets	1,990	2,219	203	409	786

Financed by
Share capital and share premium	807	3,496	293	293	442
Merger reserve	—	(2,586)	(823)	(823)	(823)
Revaluation reserve	976	960	—	—	—
Profit and loss account*	168	323	667	871	1,087
Minority interests	39	26	66	68	80

Shareholders' funds and minorities*	1,990	2,219	203	409	786

* The profit and loss account and balance sheets for 1998 to 2001 have been restated for the impact of the adoption of FRS 19.

Cash flow statement for the year	1998 £m	1999 £m	2000 £m	2001 £m	2002 £m

Operating cash flow	712	600	380	432	771
Capital expenditure	(221)	(211)	(87)	(97)	(133)
Proceeds from sale of fixed assets	74	60	115	24	17

Operating cash net of fixed assets	565	449	408	359	655
Tax (paid)/repaid	(141)	(161)	21	(34)	(178)
Interest paid	(105)	(115)	(77)	(72)	(129)
Dividends paid—to shareholders	(258)	(320)	—	(163)	(133)
—to minorities	(98)	(4)	(4)	(4)	(4)

Free cash flow after dividends paid	(37)	(151)	348	86	211
Acquisitions	(191)	(51)	(103)	(658)	(1,148)
Disposals	(63)	490	(114)	4	—
Financing	(36)	(289)	—	—	—
Share capital issued/(acquired)	25	112	(39)	(26)	115
Foreign currency translation of net debt	34	(25)	(29)	(8)	98
Other items	9	—	—	—	—

Movement in net debt	(259)	86	63	(602)	(724)
Opening net debt	(1,142)	(1,401)	(1,315)	(1,252)	(1,854)

Closing net debt	(1,401)	(1,315)	(1,252)	(1,854)	(2,578)

Group highlights in the Euro and US dollars

	Sterling		Euro		US dollar
	2002 £	2001 £	2002 €	2001 €	2002 $	2001 $

EBIT	610m	543m	964m	869m	945m	787m
EBITDA	685m	599m	1,082m	958m	1,062m	869m
Earnings per share	0.326	0.310	0.515	0.496	0.505	0.450
Dividends per share	0.130	0.121	0.205	0.194	0.201	0.175
Net assets	786m	409m	1,242m	654m	1,218m	593m
Free cash flow after dividends paid	211m	86m	333m	138m	327m	125m

Figures stated in the Euro and US dollars have been translated at the 31 August closing rates of exchange for each year. US GAAP reconciliation

US GAAP reconciliation

Allied Domecq listed on the New York Stock Exchange on 31 July 2002. Pages 69 to 72 provide an explanation and reconciliation from UK to US GAAP.

Differences between UK and US Generally Accepted Accounting Principles

The group's consolidated financial statements are prepared in accordance with UK GAAP, which differ from those generally accepted in the United States ("US GAAP"). The significant differences between UK GAAP and US GAAP which affect the group's net income and shareholders' equity are summarised below.

a)    Brands, goodwill and other intangible assets

Under UK GAAP, goodwill arising on acquisitions of a business since 1 September 1998 is capitalised and amortised by equal instalments over its anticipated useful life, but not exceeding 20 years. Goodwill arising on acquisitions prior to 1 September 1998 was charged directly to reserves. On disposal of a business, any attributable goodwill previously eliminated against reserves is included in the calculation of any gain or loss. Other purchased intangible assets are capitalised and amortised over their useful economic lives on a straight line basis. Where intangible assets, such as brands, are regarded as having indefinite useful economic lives, they are not amortised but are subject to annual impairment reviews.

Under US GAAP, prior to the adoption of Statement of Financial Accounting Standards ("SFAS") No. 141—Business Combinations and SFAS No. 142—Goodwill and Other Intangible Assets, goodwill and other intangible assets arising on acquisition were capitalised and amortised over their useful economic lives, but not exceeding 40 years. The group adopted the provisions of SFAS No. 141 as at 1 July 2001, and SFAS No. 142 as at 1 September 2002. Goodwill and intangible assets determined to have an indefinite useful life acquired in a purchase business combination are no longer amortised and are subjected to annual impairment testing. Upon adoption of SFAS No. 142 the group's accumulated amortisation for brands and goodwill was £356m and £180m respectively. Accordingly, net income no longer includes amortisation of brands, and goodwill amortisation recognised under UK GAAP is reversed.

The amount of goodwill under UK GAAP differs to that under US GAAP due to the fair values allocated to intangible assets, significantly brands, stock, and the exclusion from the purchase price consideration of certain costs.

b)    Associated undertakings

The principal difference between UK GAAP and US GAAP relates to the accounting treatment of goodwill which is discussed in note a).

c)    Stocks

Under UK GAAP, stock acquired through a business combination is valued at the lower of replacement cost and net realisable value. Under US GAAP, stock acquired through a business combination reflects the selling price less costs to complete, costs of disposal and a reasonable element of profit for the selling effort by the acquiring company.

d)    Investments

Under UK GAAP, other investments include amounts in respect of ordinary shares held by the employee share trusts. Under US GAAP, these amounts would be treated as Treasury Stock and deducted from shareholders' funds.

e)    Restructuring costs

Under UK GAAP, provisions are made for restructuring costs once a detailed formal plan is in place and valid expectations have been raised in those affected that the restructuring will be carried out. Provision is made for voluntary redundancy payments to the extent that it is expected that volunteers will come forward. US GAAP requires a number of specific criteria to be met before restructuring costs can be recognised as an expense. Also, to the extent restructuring costs are related to the activities of an acquired company, US GAAP allows them to be recognised as a liability upon acquisition provided certain specific criteria are met whereas UK GAAP does not. Accordingly, timing differences arise between UK GAAP and US GAAP recognition of restructuring costs.

f)    Pension and other post retirement benefits

Under the group's accounting policy for post-employment benefits, in accordance with SSAP 24, pension costs are charged to the profit and loss account on a systematic basis over the service life of employees based on consultation with actuaries and using the projected unit credit method and a set of long term actuarial assumptions.

Under US GAAP, pension costs and liabilities are calculated in accordance with SFAS No. 87—Employers' Accounting for Pensions. This standard requires the use of the projected unit credit method and prescribes, in particular, the use of a market-related discount rate. This is not the same as the long term approach used under SSAP 24.

g)    Share compensation

Under UK GAAP, the cost of share option plans are amortised based on the cost of the shares acquired by the employee trusts to fulfil the plan, less the amount contributed by the employee. Under US GAAP, compensation for fixed plan awards is determined at the date of grant, based on the cost of the fair value of the shares subject to the award, less the option exercise or purchase price, if any, except for allowable discounts with respect to certain qualified plans where the discount is no greater than 15% of the fair value of the shares. Compensation costs for variable plan awards is estimated at the end of each period from the date of grant to the date final compensation costs are determinable based on the difference between the fair value of the shares subject to the award and the option exercise or purchase price. Such cost is allocated to compensation expense over the vesting period and, if performance criteria are applicable to the award, based on actual performance attained.

h)    Proposed dividends

Under UK GAAP, the proposed dividends on ordinary shares, as recommended by the directors, are deducted from shareholders' equity and shown as a liability in the balance sheet at the end of the period to which they relate, including proposed dividends which have been recommended but not yet approved by shareholders. Under US GAAP, such dividends are only deducted from shareholders' equity at the date of declaration of the dividend.

i)    Derivative instruments

The group's foreign currency, interest rate and commodity contracts hedge forecast exposures that do not meet the US GAAP hedge accounting criteria. Under US GAAP, these contracts are marked to market at the balance sheet date and gains and losses arising are included in net income. Under UK GAAP, these gains and losses can be deferred until the hedged transactions actually occur.

The group may enter into foreign currency contracts to hedge the purchase price consideration on certain acquisitions. Under UK GAAP, the gains and losses arising on these foreign currency contracts are recognised in the purchase price consideration. Under US GAAP, the gains and losses arising on these foreign currency contracts are recognised within net income.

j)    Deferred taxation

The group has adopted FRS 19 Deferred Tax in the year ended 31 August 2002. Consequently, the consolidated financial statements as at 31 August 2001, and the year ended 31 August 2001 have been restated and disclosures have been modified to reflect retroactively the impact of the adoption of FRS 19 on such financial statements as required by UK GAAP. FRS 19 brings accounting for deferred tax under UK GAAP conceptually closer to US GAAP, although some differences remain. Following the group's restatement under FRS 19, and other than the tax effect of other UK to US GAAP differences, there is only one material difference between UK GAAP and US GAAP. This difference relates to the recognition criteria for recording deferred tax assets under US GAAP and UK GAAP. Under US GAAP, the calculation of current and deferred tax assets is based on the probable tax treatment of the tax position taken. Once it is determined that there is a probable deferred tax asset, it is then reduced by a valuation allowance to the extent it is deemed more likely than not (a likelihood of more than 50%) that some portion or all of the deferred tax asset will not be realised.

Under UK GAAP, both the existence of the asset and the probability of its recoverability are considered in combination, and a deferred tax asset is recognised only to the extent that its existence and recoverability are probable (a threshold which is higher than "more likely than not').

k)    Exceptional items

Under UK GAAP, exceptional items are those that, by virtue of their size or nature, the board of directors believes should be separately disclosed. Such items are included within the profit and loss account heading and disclosed in the notes to the consolidated financial statements. Under US GAAP, there is no such concept as exceptional items. Exceptional items would not be considered extraordinary or non-operating items under US GAAP.

l)    Mexican excise rebate

Under UK GAAP, we are recognising the amount due when offset against future excise duty and other taxes payable. Under US GAAP, the Mexican excise rebate was recognised upon the issuance of a favourable court judgment and additional interest and inflation adjustments are recognised as they accrue.

m)  Liabilities

The group is contractually obligated to make a payment to a business venture partner upon termination of the venture which, unless renewed, is scheduled to terminate in 2029. Under UK GAAP, the group records the obligation at the present value of the payment obligation, discounted at a risk-adjusted rate to reflect the time value of money, and recognises interest expense each period such that the recorded obligation will equal the payment obligation at the currently best estimated scheduled maturity. Under US GAAP, the obligation is recorded at the amount payable at maturity (i.e. undiscounted).

n)    Franchise income

The group has entered into agreements to sell the right to develop multiple stores within a specified territory, which entitles the group to non-refundable franchise fees. Under UK GAAP, these franchise fees are recognised upon signing of the agreement. Under US GAAP, the revenue recognition is based on store openings or until the rights to develop the territory have been forfeited.

	Note		Year to 31 August 2002 £m	Year to 31 August 2001 £m

Profit earned for ordinary shareholders in accordance with UK GAAP			392	344
Adjustments to conform with US GAAP:
Brands	a	)	—	(32)
Goodwill	a	)	38	(16)
Other intangible assets	a	)	(4)	(5)
Stocks	c	)	(66)	(1)
Restructuring costs	e	)	4	(10)
Pension costs and other post retirement benefits	f	)	28	(3)
Share compensation	g	)	—	(1)
Derivative instruments	i	)	90	(19)
Mexican excise rebate	l	)	(54)	94
Franchise income	n	)	(9)	—
Other			(1)	2
Deferred taxation—other	j	)	(40)	—
Deferred taxation—on above US GAAP adjustments	j	)	28	(21)
Minority share of above adjustments			—	—

Net income in accordance with US GAAP			406	332

Other comprehensive income:
Minimum pension liability			(203)	(207)
Currency translation differences			(130)	(11)

Comprehensive income in accordance with US GAAP			73	114

Net earnings per ordinary share
Basic			38.1p	31.5p
Diluted			38.0p	31.5p

Goodwill and other intangible assets—adoption of SFAS No. 142
Reported net income in accordance with US GAAP			406	332
Add back: brand amortisation			—	32
Add back: goodwill amortisation			—	29

Adjusted net income in accordance with US GAAP			406	393

Basic earnings per share:
Reported net income in accordance with US GAAP			38.1p	31.6p
Brand amortisation			—	3.1p
Goodwill amortisation			—	2.8p

Adjusted net income in accordance with US GAAP			38.1p	37.5p

Diluted earnings per share:
Reported net income in accordance with US GAAP			38.0p	31.6p
Brand amortisation			—	3.1p
Goodwill amortisation			—	2.8p

Adjusted net income in accordance with US GAAP			38.0p	37.5p

Shareholders' equity

	Note		Year to 31 August 2002 £m	Year to 31 August 2001 £m

Shareholders' funds as reported in the group balance sheet			706	341
Adjustments to conform with US GAAP:
Brands	a	)	1,410	1,203
Goodwill	a	)	185	291
Other intangible assets—costs	a	)	168	197
Other intangible assets—accumulated amortisation	a	)	(144)	(166)
Associated undertakings	b	)	57	57
Stock	c	)	45	85
Investments	d	)	(93)	(61)
Restructuring costs	e	)	8	4
Pension and other post retirement benefits	f	)	(555)	(291)
Share compensation	g	)	1	1
Proposed dividends	h	)	88	80
Derivative instruments	i	)	(26)	(5)
Mexican excise rebate	l	)	40	94
Liabilities	m	)	(38)	(38)
Franchise income	n	)	(9)	—
Other			6	1
Deferred taxation—other	j	)	11	51
Deferred taxation—on above US GAAP adjustments	j	)	(319)	(360)
Minority share of above adjustments			—	—

Shareholders' equity in accordance with US GAAP			1,541	1,484

Principal subsidiaries and associates

Allied Domecq PLC is the holding company of the group. We have over 500 subsidiaries incorporated in over 50 countries. We have a 100% equity interest in all of our principal subsidiaries. We list those subsidiaries as at 31 August 2002 below together with their country of incorporation and operation.

Name	Country of incorporation and operation

Allied Domecq (Holdings) PLC	England and Wales
Allied Domecq Spirits & Wine Holdings PLC	England and Wales
Allied Domecq Spirits & Wine Limited	England and Wales
Allied Domecq Financial Services PLC	England and Wales
Allied Domecq Overseas Limited	England and Wales
Allied Domecq Overseas (Canada) Limited	England and Wales
Allied Domecq Overseas Holdings Limited	Cayman Islands
Allied Domecq Overseas (Europe) Limited	England and Wales
Allied Domecq International Holdings B.V.	Netherlands
Allied Domecq Netherlands B.V.	Netherlands
Allied Domecq Luxembourg Holdings S.a.r.l.	Luxembourg
Allied Domecq Luxembourg S.a.r.l.	Luxembourg
Allied Domecq Canada Limited	Canada
Hiram Walker-Gooderham & Worts Limited	Canada
Allied Domecq North America Corp.	USA
Allied Domecq Spirits & Wine Americas, Inc.	USA
Allied Domecq Spirits & Wine USA, Inc.	USA

The group also has companies/investments in a number of other countries including Argentina, Australia, Austria, Barbados, Bolivia, Bosnia, Brazil, Bulgaria, Chile, China, Colombia, Croatia, Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hong Kong, Hungary, Iceland, India, Italy, Jamaica, Japan, Malaysia, Madeira, Mexico, New Zealand, Norway, Philippines, Poland, Portugal, Romania, Scotland, Singapore, Slovak Republic, Slovenia, South Korea, Spain, Sweden, Switzerland, Taiwan, Thailand, Uruguay, Venezuela, Vietnam and Yugoslavia.

Other than Allied Domecq (Holdings) PLC, none of the principal subsidiaries and associates listed are directly owned by Allied Domecq PLC. A complete list of subsidiaries will be included in the company's next annual return.

Other interest

The group has an investment in Britannia Soft Drinks Limited (25% equity interest).

Investor information

Analysis of shareholdings

The tables below show an analysis of ordinary shareholdings as at 31 August 2002:

	Holders	%	Shares held	%

Private holders	37,707	86.74	53,423,408	4.83
Corporate holders	5,764	13.26	1,053,146,906	95.17

	43,471	100.00	1,106,570,314	100.00

Number of shares held:
1–10,000	41,815	96.19	48,850,976	4.41
10,001–50,000	825	1.90	17,643,639	1.59
50,001–250,000	423	0.97	52,658,813	4.76
250,001–1,000,000	240	0.55	117,484,953	10.62
Over 1,000,000	168	0.39	869,931,933	78.62

	43,471	100.00	1,106,570,314	100.00

Financial calendar

Ex dividend date for final dividend	8 January 2003
Record date for final dividend	10 January 2003
Annual General Meeting	4 February 2003
Final dividend payable	7 February 2003
Interim results announced (provisional)	24 April 2003
Ex dividend date for interim dividend (provisional)	25 June 2003
Record date for interim dividend (provisional)	27 June 2003
Interim dividend payable (provisional)	25 July 2003

Annual General Meeting

The AGM of the company will be held at 2.00pm on 4 February 2003 at Le Meridien Grosvenor House Hotel, Park Lane, London W1K 7TN, UK. The notice of meeting is set out in the chairman's letter to shareholders.

Shareholder enquiries

UK—Registrars

Enquiries relating to administrative matters should be addressed to the company's registrar at Computershare Investor Services PLC, PO Box 82, The Pavilions, Bridgwater Road, Bristol BS99 7NH, UK. Tel: +44 (0)870 702 0000.

Electronic communication

Allied Domecq offers shareholders the opportunity to receive corporate documents such as the report and accounts and notices of meetings in electronic form. If you choose to take advantage of this you will receive an e-mail notification each time a publication is made on the corporate website.

To register to receive shareholder communications in this way and not receive printed copies by post please follow the instructions below to record your e-mail address:

1.
Log on to www.allieddomecq.com

2.
Click on Investor Relations

3.
Click on Shareholder Services

4.
Click on Registrar Services

5.
Click on Online Shareholder Services

6.
Enter your personal details—Shareholder Reference Number (this is the 11-digit number printed on your form of proxy), surname, country or postcode, and click on "submit"

7.
Click on Communication Details

8.
Read the Terms and Conditions and, if you agree to them, press "enter"

9.
Register your e-mail address and click on "submit"

If you do not register an e-mail address you will continue to receive all future shareholder communications in paper form through the post as before. If you decide to register you will be able to change your instruction or request paper copies of shareholder information at any time. It is your responsibility to notify Computershare Investor Services PLC of any change in your contact details. Your e-mail address can be changed on-line, but any change to your name or postal address must be notified in writing to Computershare Investor Services PLC.

USA—ADR administration

The depositary bank is the JPMorgan Chase Bank and enquiries on ADR holdings should be made to: JPMorgan Chase Bank, Shareholder Relations, PO Box 43013, Providence, RI 02940-3013, USA. Tel: +1 781 575 4328; e-mail: adr@jpmorgan.com; web address: www.adr.com/shareholder

Company Secretary and Registered Office

Other enquiries should be addressed to the Secretariat, Allied Domecq PLC, The Pavilions, Bridgwater Road, Bedminster Down, Bristol BS13 8AR, UK. Tel: +44 (0)117 978 5000.

Institutional shareholder enquiries

Institutional shareholder enquiries should be addressed to Peter Durman, Director of Investor Relations, at the registered office. Tel: +44 (0)117 978 5753; e-mail: investor.relations@adsweu.com

Environment and alcohol issues

For further details about our environmental and alcohol policies and related literature, please write to: Jan Buckingham, Director of Alcohol and Social Policy, at the registered office.

Internet

Corporate information, including press releases, annual reports and presentations, can be downloaded from the group's website at www.allieddomecq.com

Share price quotation

For information on the market prices of the company's ordinary shares and ADRs, please refer to the investor relations section of the group's website.

Low cost dealing service

For information on a low cost dealing service for shareholders, please refer to the group's website at www.allieddomecq.com or contact the Secretariat at the registered office (details above).

Glossary

Advertising and promotion (A&P)
Expenditure on advertising and promotion of brands.

 Associated undertaking
An entity in which the group is able to exercise significant influence, normally by controlling more than 20% of the voting rights.

 BMC
Brand Market Combination. For example, Ballantine's in Spain is a BMC.

 Bulk sales
Sales of unbottled/unbranded spirit sold in bulk to other spirits and wine producers.

 Constant actual exchange
Profits or earnings where the prior year results of operations outside the UK are stated in sterling at the current year weighted average exchange rate to give a constant measure of growth year on year.

 Core brands
The global priority brands are Ballantine's, Beefeater, Canadian Club, Courvoisier, Kahlúa, Maker's Mark, Sauza, Tia Maria and the recently acquired Malibu.

 Dividend cover
Earnings per share divided by dividends per share, to assess the group's ability to pay dividends.

 Earnings per share (EPS)
Profit for the year after tax and minority interests (Earnings) divided by the average number of shares.

 EBIT
Earnings Before Interest and Tax.	EBITDA
Earnings Before Interest, Tax, Depreciation of tangible fixed assets and Amortisation of intangible fixed assets.

 Exceptional items
Gains or costs that are disclosed separately because they arise outside the normal business activity.

 Franchising
Business where individuals and/or corporations are provided with the rights to market a specific company's goods and/or services in a designated area for a designated fee.

 Free cash flow
Operating cash less taxation, interest and dividends paid to shareholders and minority interest.

 Gearing—enterprise value (EV)
Net debt expressed as a percentage of the total of the group's market capitalisation plus net debt.

 Goodwill
The difference between the price paid for an acquisition and the fair value of the assets and liabilities acquired.

 Liquid resources
Liquid resources comprise short term deposits which have maturity dates of less than three months.

 Local market leaders
These are brands that have a strong position in a particular market. These will include such brands as Stolichnaya and Hiram Walker Liqueurs in the US; Mexican brandies; Whisky DYC and Centenario in Spain; Imperial in Korea; Fundador in the Philippines, Teacher's in the UK and Kuemmerling in Germany. These brands fall into two categories: those that deliver critical mass in key markets and those that provide an opportunity for strong value growth.	Market capitalisation
The price of one of the company's ordinary shares multiplied by the number of shares in issue.

 Net brand contribution (NBC)
A measure of brand profitability before overhead costs but after A&P has been allocated.

 Net turnover
Gross turnover excluding excise duty.

 Normalised
Profits or earnings before exceptional items and goodwill excluding discontinued operations.

 Ready-to-drink (RTD)
These are drinks which are sold in a premixed format.

 Reserves
Mainly profits and surpluses retained within the business.

 Return on investment (ROI)
Trading profit after tax expressed as a percentage of the average and total of capital and reserves plus net debt and goodwill written off.

 Same store sales
Sales from established stores that have traded for at least two years and therefore the year on year comparison is not distorted by openings and closings.

 Subsidiary undertaking
An entity in which the group exercises a dominant influence, normally by controlling more than 50% of the voting rights.

Our thanks go to Bed of London, Metronome of NYC, 33 restaurant & lounge of Boston, MA.
Designed and produced by williams and phoa. Photography by Christine Donnier-Valentin.
Printed in the UK on paper made from 50% pulp, 50% recycled fibres and is biodegradable.
© 2002 Allied Domecq PLC. All rights reserved. All brands mentioned in this Annual Report are trademarks and are registered and/or otherwise protected in accordance with applicable law.

Allied Domecq PLC
The Pavilions
Bridgwater Road
Bedminster Down
Bristol
BS13 8AR
UK

Registered number: 3771147
Telephone: +44 (0)117 978 5000
www.allieddomecq.com

QuickLinks

  Exhibit 99.1
Highlights
Key performance indicators
Chairman's statement
Our strengths
Operating and financial review
Corporate social responsibility
Statement of directors' responsibilities
Board committees
Directors' report
Independent auditor's report to the members of Allied Domecq PLC
Accounting policies Year to 31 August 2002
Group profit and loss account Year to 31 August 2002
Group balance sheet At 31 August 2002
Group cash flow information
Group statement of total recognised gains and losses Year to 31 August 2002
Group note of historical cost profits and losses Year to 31 August 2002
Group reconciliation of movements in shareholders' funds Year to 31 August 2002
Parent company balance sheet As at 31 August 2002
Notes to the accounts
Five year review
US GAAP reconciliation
Principal subsidiaries and associates
Investor information
Glossary